UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [   ]
Securities Act Rule 802 (Exchange Offer) [   ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [X]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [   ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [   ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

OLYMPUS PACIFIC MINERALS INC.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Olympus Pacific Minerals Inc.
(Name of Person(s) Furnishing Form)

9% Unsecured Convertible Redeemable Notes due March 26, 2014
8% Unsecured Convertible Redeemable Notes Due May 6, 2015
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

CT Corporation
111 Eighth Avenue,
New York, NY 10011
Telephone: (800) 624-0909
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 6, 2012
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

• Letter of Consent

• Consent Solicitation Statement

Item 2.	Informational Legends

N/A

CONSENT SOLICITATION STATEMENT

Solicitation of Consents to Amend:

8% Senior Secured Redeemable Gold Delivery Promissory Notes Due May 31, 2013
9% Unsecured Convertible Redeemable Notes due March 26, 2014
8% Unsecured Convertible Redeemable Notes Due May 6, 2015

THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 19, 2012, UNLESS EXTENDED (AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”). IF THE REQUIRED CONSENTS (AS DEFINED HEREIN) ARE OBTAINED AND THE PROPOSED AMENDMENT (AS DEFINED HEREIN) IS ADOPTED AND BECOMES EFFECTIVE, IT WILL BE BINDING ONLY ON THOSE HOLDERS WHO HAVE ACTUALLY GIVEN THEIR CONSENT.

Olympus Pacific Minerals, Inc., a Canadian corporation (the “Company”), hereby solicits (the “Solicitation”) the consents (the “Consents”) of the registered holders (collectively, “Holders”) as of Tuesday, October 30, 2012 (the “Record Date”) of its (1) 8% Senior Secured Redeemable Gold Delivery Promissory Notes Due May 31, 2013 (the “Gold Loan Notes”), (2) 9% Unsecured Convertible Redeemable Notes due March 26, 2014 (the “2014 Notes”), and (3) 8% Unsecured Convertible Redeemable Notes Due May 6, 2015 (the “2015 Notes” and together with the Gold Loan Notes and the 2014 Notes, the “Notes”).

The terms and conditions set forth in this Consent Solicitation Statement (this “Statement”), the related Letter of Consent and the instructions thereto (the “Letter of Consent”) and any supplemental materials attached hereto or provided prior to the Expiration Date, collectively, constitute the “Consent Solicitation”. Notwithstanding any other provision of the Consent Solicitation, the Company’s obligation to accept Consents validly delivered pursuant to the Consent Solicitation is subject to and conditioned upon, among other things, receipt of the Consent of Holders of at least fifteen percent (15%) of the aggregate principal amount of Notes (the “Required Consents”) on or prior to the Expiration Date (the “Consent Condition”).

The Company and the Investor Representative (as defined in the Notes) may execute the proposed amendments set forth in Schedule A to this Statement, and any conforming changes to the respective Securities Purchase Agreements, as applicable (the “Proposed Amendments”), at any time after the Consent Condition has been satisfied or waived by the Company in its sole and absolute discretion. In no event shall the Proposed Amendments apply to any Holder that has not provided such Holder’s Consent. The Proposed Amendments shall only apply to the Notes of Holders who have provided their Consent.

__________

November 6, 2012

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I.      AVAILABLE INFORMATION

The Company is subject to certain informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the “Commission”) relating to its business, financial condition and other matters. Such reports and other information are available for inspection at the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. You may also obtain copies of such reports and other information from the Commission by mail at prescribed rates. You should direct requests to the Commission’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains such reports and other information. In addition, the Company maintains a website that contains information about the Company at www.olympuspacific.com. The information found on, or otherwise accessible through, this website is not incorporated into, and does not form a part of, this Statement.

Additional information relating to the Company, including financial information disclosed in the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations for its most recently completed financial year, may also be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Such information is not incorporated into, and does not form a part of, this Statement.

II.      INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have been filed by the Company with the Commission, are incorporated by reference into this Statement:

  The Company’s Annual Report on Form 20-F/A for the six month transitional year ended June 30, 2012, filed with the SEC on October 1, 2012; and

  all other documents that the Company files under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the Expiration Date.

Any documents of the types referred to above that are filed by the Company with the Commission or with any securities regulatory authority in the provinces of British Columbia, Alberta, Ontario or Québec in Canada after the date of this Statement and prior to the Expiration Date will be deemed to be incorporated by reference into this Statement.

Any statements contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Statement.

Any person receiving a copy of this Statement, including any beneficial owners of the Notes, may obtain without charge, upon oral or written request, a copy of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for copies of this Statement and any other documents (or parts of documents) that constitute part of this Consent Solicitation should be mailed to the following address: Olympus Pacific Minerals, Inc., Suite 500 –10 King Street East, Toronto, Ontario, Canada, M5C 1C3, Attention: Jeffrey Klam, General Counsel and Corporate Secretary.

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III.      FORWARD-LOOKING STATEMENTS

This Statement contains and incorporates "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "target," "expects," "management believes," "we believe," "we intend," "we may," "we will," "we should," "we seek," "we plan," the negative of those terms, and similar words or phrases. We base these forward-looking statements on our expectations, assumptions, estimates and projections about our business and the industry in which we operate as of the date of this Statement. These forward-looking statements are subject to a number of risks, factors and uncertainties that cannot be predicted, quantified or controlled and that could cause actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Such risks, factors and uncertainties include, among others, the actual results of exploration activities, the estimation or realization of mineral reserves and resources, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 3 of our Annual Report in the section entitled “Risk Factors.”

Because the factors discussed in this Statement or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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IV.      SUMMARY

The following should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information, including the financial information, included in or incorporated by reference in this Statement. Descriptions in this Statement of the provisions of the Notes are summaries and do not purport to be complete. Where reference is made to particular provisions of the Notes, such provisions, including the definitions of certain terms, are incorporated herein by reference as part of such summaries, which are qualified in their entirety by such reference.

The Company

Olympus Pacific Minerals Inc. is an international mining exploration, development and production company focused on the mineral potential of Southeast Asia. Olympus is focused on its two producing gold mines in Central Vietnam, a property in East Malaysia that is currently the subject of a feasibility study and an early stage exploration property in the Northern Philippines.

The Company holds an 85% interest in the Phuoc Son Gold Property and an 80% interest in the Bong Mieu Gold Property, each of which is a producing gold mine.

The Company’s feasibility stage project in East Malaysia is the Bau Gold Property in which the Company holds an 83.25% interest with commitments to increase its ownership to 93.55% by January of 2014.

In the Philippines, the Company, in consortium with a Philippine company (in the process of incorporation) controlled by Philippines nationals, has an option to acquire up to a 60 percent interest in the Capcapo Gold Project, Northern Philippines, subject to compliance with Philippine foreign ownership laws, upon completing specified expenditures on the property. The Company entered into a formal joint venture operating agreement with its partner on September 30, 2011.

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The Solicitation

The Solicitation	The Company is soliciting Consents of Holders to the Proposed Amendments.

Expiration Date

5:00 p.m., New York City time, on November 19, 2012, unless the Solicitation is extended, in which case the term “Expiration Date” means, with respect to the Solicitation so extended, the latest date and time to which such Solicitation is extended. The Company may extend the Solicitation for a specified period or on a daily basis.

No Consent Payment	The Company will not pay any consent payment with respect to the Solicitation.

How to Consent

A Holder desiring to Consent to the Proposed Amendments should complete and sign the Letter of Consent and mail or otherwise deliver the Consent and any other required documents to the Solicitation Agent at its address set forth on the back cover page of this Statement. Neither Consents nor revocations of Consents should be sent to the Company. The method of delivery of all documents, including Consents and revocations, is at the election and risk of the Holder. In no event should a Holder tender or deliver certificates evidencing such Holder’s Notes. The Company has not authorized any person (including the Solicitation Agent) to give any information or make any representations in connection with the Solicitation other than as set forth herein and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. See “Section VI. The Solicitation – Procedures for Delivering Consents.”

Minimum Amount

Holders may consent to the Proposed Amendments in whole or in part; provided that if a Holder desires to amend only part of such Holder’s Note(s) then such Holder must consent to amend such Holder’s Note(s) in minimum increments of $50,000 and at least $50,000 of the original Note(s) must remain unamended.

Consent Condition

The Company and the Investor Representative may execute the Proposed Amendments as they relate to Holders who have delivered their Consents at any time after the Consent Condition has been satisfied or waived by the Company in its sole and absolute discretion. The Proposed Amendments will not apply to the Notes of Holders who have not delivered their Consent. See “Section VI. The Solicitation — Effective Date of the Proposed Amendments.”

Holders	The term “Holder” means any person in whose name Notes are registered on the books of the Company at the close of business on Tuesday, October 30, 2012, which is the Record Date.

Withdrawal Rights and Revocation

Consents with respect to the Notes may be revoked by the Holders at any time prior to the Expiration Date but may not be revoked thereafter. See “Section VI. The Solicitation — Revocation of Consents.”

Certain Federal Income Tax Considerations

The adoption of the Proposed Amendment may constitute a taxable event for Holders for United States federal income tax purposes. See “Section VII. Certain United States Federal Income Tax Consequences.”

Solicitation Agent	is serving as solicitation agent in connection with the Solicitation (the “Solicitation Agent”).

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V.      PURPOSE AND EFFECT

The purpose of the Proposed Amendments is to effectuate the modifications summarized below:

Amendments to Gold	The Company is proposing to amend the Gold Loan Notes to:

Loan Notes:	(i)

increase the principal amount of the Gold Loan Notes to reflect the value accrued under the Gold Loan Notes at the rate of US$1,750 per ounce of gold to be delivered up to maturity pursuant to the terms of the Gold Loan Note;

	(ii)	delete Section 3 (the obligation of the Company to make any further gold deposits);

	(iii)	insert the right of the Holder to the Gold Price Participation Arrangement (as defined in Schedule “A”);

	(iv)	insert the Holder Redemption Right (as defined in Schedule “A”);

	(v)	delete section 5 (security) and relinquish all security taken under the Gold Loan Note;

	(vi)	extend the maturity date to May 6, 2015; and

	(vii)	such other amendments as are necessary to give effect to the foregoing.

Amendments to 2014	The Company is proposing to amend the 2014 Notes to:

Notes:	(i)	delete the right of the Holder to convert the notes into common shares of the Company;

	(ii)	insert the right of the Holder to the Gold Price Participation Arrangement (as defined below);

	(iii)	revise the interest rate payable to 8% per annum;

	(iv)	extend the maturity date to May 6, 2015; and

	(v)	such other amendments as are necessary to give effect to the foregoing.

Amendments to 2015	The Company is proposing to amend the 2015 Notes to:

Notes:	(i)	delete the right of the Holder to convert the notes into common shares of the Company;

	(ii)	insert the right of the Holder to the Gold Price Participation Arrangement; and

	(iii)	such other amendments as are necessary to give effect to the foregoing.

Schedule B hereto contains a detailed summary of the Proposed Amendments to the Gold Loan Notes and Schedule C hereto contains a detailed summary of the Proposed Amendments to the 2014 Notes and the 2015 Notes.

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VI.      THE SOLICITATION

GENERAL

The Company is seeking the Consent of Holders to the Proposed Amendments. The Proposed Amendments will not be effectuated by the Company and the Investor Representative as to any Note unless the Holder of that Note expressly Consents to the Proposed Amendments. The Proposed Amendments will not be effectuated if the Consent Condition is not satisfied or waived by the Company in its sole and absolute discretion. Only Holders of record can consent to the Proposed Amendments.

The term “Holder” shall mean any person in whose name the Notes are registered on the books of the Company on the close of business on the Record Date.

The delivery of a Consent to the Proposed Amendments will not affect a Holder’s right to sell or transfer the Notes. Failure to deliver a Consent will have the same effect as if a Holder had voted “No” to the Proposed Amendments.

RECORD DATE

This Statement and the Letter of Consent are being sent to all persons who were Holders of record at the close of business on Tuesday, October 30, 2012. Such date has been fixed as the Record Date for the determination of Holders entitled to give Consents pursuant to the Consent Solicitation.

PROCEDURES FOR DELIVERING CONSENTS

A Holder desiring to Consent to the Proposed Amendments should either complete and sign the Letter of Consent and mail, fax, email a portable document formatted (.pdf) copy of the Consent or otherwise deliver the Consent to the Solicitation Agent at its address set forth on the back cover page of this Statement.

Consents must be executed by each registered Holder exactly as the Holder’s name(s) appear(s) on certificates representing the Notes. If the Notes are registered in more than one name, the Consent must be executed by each Holder. If a Consent is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to the Company of such person’s authority so to act. If Notes to which this Consent relates are held of record by two or more joint Holders, all such Holders must sign the Consent. If a Holder has securities registered differently on separate certificates, separate Consents should be submitted for each different registration of certificates.

The method of delivery of Consents to the Solicitation Agent is at the election and risk of each Holder, but it is suggested that any delivery by mail be made early enough to permit timely receipt by the Solicitation Agent. The Solicitation Agent will also accept a telecopied Consent at the facsimile number set forth on the back cover page of this Statement, an email of the Consent in portable document format (.pdf) at the email address set forth on the back cover page of this Statement, or the Consent may be delivered by hand to the Solicitation Agent at the address set forth on the back cover page of this Statement.

The record ownership of the Notes shall be confirmed by the Company. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any delivered Consent will be resolved by the Company, which determination shall be final and binding. The Company reserves the absolute right to reject any or all Consents that are not in proper form or the acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any irregularities or conditions of delivery as to particular Consents. Defects in connection with deliveries of Consents must be cured within such time as the Company shall determine. None of the Company, the Solicitation Agent or any other person shall be under any duty to give notification of any defect or irregularity in any delivery or shall incur any liability for failure to give any such notification. Consents shall not be deemed to have been given until such defects and irregularities have been cured or waived. Any Consents received by the Solicitation Agent or the Company that are not properly given and as to which the irregularities have not been cured or waived shall be deemed null and void. No Consents will be accepted after the Expiration Date.

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A Consent delivered by a Holder of a Note is a continuing consent, conclusive and binding upon such Holder and every subsequent Holder of the same Note or portion thereof, and of any note issued upon the transfer thereof or in exchange therefor or in place thereof, even if notation of the Consent is not made on any such note.

MINIMUM INCREMENTS

Holders may consent to the Proposed Amendments in whole or in part; provided that if a Holder desires to amend only part of such Holder’s Note(s) then such Holder must consent to amend such Holder’s Note(s) in minimum increments of $50,000 and at least $50,000 of the original Note(s) must remain unamended.

CONDITIONS TO THE CONSENT SOLICITATION

Notwithstanding any other provision of the Consent Solicitation, the Company’s obligation to accept Consents validly delivered pursuant to the Consent Solicitation is subject to and conditioned upon the receipt of the Consent of Holders of at least fifteen percent (15%) of the aggregate principal amount of Notes on or prior to the Expiration Date.

The foregoing condition is for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company). The foregoing rights will not be deemed a waiver of any other right and each right will be deemed an ongoing right that may be asserted at any time and from time to time.

EXPIRATION DATE; EXTENSIONS; AMENDMENT

The term “Expiration Date” means 5:00 p.m., New York City time, on November 19, 2012, unless the Company, in its sole discretion, extends the period during which the Solicitation is open, in which case the term “Expiration Date” means the latest date and time to which the Solicitation is extended. In order to extend an Expiration Date, the Company will notify the Solicitation Agent of any extension by oral or written notice and the Solicitation Agent will notify the Holders. Such extension may be for a specified period of time or on a daily basis.

The Company reserves the right to (i) extend the Solicitation or to terminate the Solicitation, and to accept Consents not previously accepted by giving oral or written notice of such extension, termination or acceptance to the Solicitation Agent, or (ii) amend the procedural terms of the Solicitation in any manner.

If the Consent Solicitation is amended in a manner determined by the Company to constitute a material adverse change to the Holders, the Company will promptly disclose such amendment to the Solicitation Agent who will then notify the Holders and the Company will extend the Solicitation for a period determined by the Company to be adequate to permit Holders to deliver or revoke their Consents.

NO CONSENT PAYMENT

The Company will not pay a consent payment to any Holder in connection with the Solicitation.

REVOCATION OF CONSENTS

All properly completed and executed Consents received by the Solicitation Agent will be counted, notwithstanding any transfer of Notes to which such Consents relate, unless the Solicitation Agent receives from a Holder a properly completed and duly executed notice of revocation or a changed Consent bearing a date later than the date of the prior Consent at any time prior to the Expiration Date. Until the Proposed Amendments become effective, a Consent by a Holder of a Note shall be continuing Consent by the Holder and every subsequent Holder of the Note or portion thereof that evidences the same debt as the consenting Holder’s Note, even if the notation of the Consent is not made on any Note. The Proposed Amendments shall bind every Holder that has given a Consent and any such Holder’s transferee. Consents will be automatically revoked if the Consent Condition has not been satisfied or waived by the Company prior to the Expiration Date.

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EFFECTIVE DATE OF THE PROPOSED AMENDMENT

After the Consent Condition has been satisfied or waived by the Company, the Company may enter into the Proposed Amendments with the Investor Representative at which time the Proposed Amendments will become binding and effective. After the Proposed Amendments have become effective, they will be binding on all Holders who have given their Consent, but will not be binding on Holders who have not provided their Consent.

SOLICITATION AGENT

The Company has engaged a Solicitation Agent to act as the Solicitation Agent in connection with the Solicitation. In its capacity as Solicitation Agent, Solicitation Agent will contact Holders regarding the Solicitation. Any Holder who has questions concerning the terms of the Consent Solicitation may contact the Solicitation Agent at its address and telephone number set forth on the back cover page of this Statement.

The Company has agreed to pay the Solicitation Agent customary fees and reimburse it for its reasonable out-of-pocket expenses, including legal fees, in connection with its services as Solicitation Agent. The Company has also further agreed to indemnify the Solicitation Agent and its affiliates against certain liabilities, including certain liabilities under the federal securities laws.

EXEMPTION FROM FEDERAL SECURITIES LAWS

To the extent that the Proposed Amendments are deemed to constitute the sale of securities under the Securities Act, such Proposed Amendments will comply with Regulation S and Rule 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D thereunder. Each Noteholder in the United States will be required to represent to Olympus Pacific that such Noteholder is knowledgeable about and experienced in investments of this type, that such Noteholder is able to bear the economic risk of this investment for an indefinite period and that such Noteholder is an accredited investor as defined in Rule 501 of Regulation D. Each Noteholder in the United States will also be required to complete and return to the Solicitation Agent an Accredited Investor Questionnaire in which such Noteholder will make certain representations and warranties to Olympus Pacific regarding such Noteholder’s status as an accredited investor.

FEES AND EXPENSES

Except for the amounts paid to the Solicitation Agent, the Company will not pay any fees or commissions to any broker, dealer or other person for soliciting Consents pursuant to the Consent Solicitation.

The Solicitation Agent will be paid a corporate finance fee on the Effective Date equal to 2% of the principal amount of Notes that are amended; provided that no fee will be payable to the Solicitation Agent unless the Requisite Consents are obtained, and in respect of any notes held by Concept Capital Management Ltd. In addition, if (1) the Proposed Amendments are not effected on or before November 30, 2012 for reasons other than termination of this agreement by the Solicitation Agent; and (2) during the twelve month period following the termination of the Company’s engagement agreement with the Solicitation Agent any Holder contacted by the Solicitation Agent during the term of the Solicitation Agent’s engagement participates in a transaction resulting in the Holder holding amended notes that effectuate the Proposed Amendments or amendments that are substantially similar to the Proposed Amendments, then the Company will pay the Solicitation Agent upon the effective date of any such amendments such cash fee as would otherwise have been payable to the Solicitation Agent if such transaction occurred during the term of the Solicitation Agent’s engagement as part of the Proposed Amendments.

The expenses of the Solicitation Agent, including its reasonable out-of-pocket expenses and legal expenses up to a maximum, collectively, of $40,000 (plus taxes and disbursements) will be borne by the Company. All fees and expenses of the Solicitation Agent up to the aforementioned limit are payable by the Company on the Effective Date if invoices are furnished or within 21 days upon the Company receiving an invoice.

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VII.      TAXATION

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS CONSENT SOLICITATION IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (B) ANY SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF TREASURY DEPARTMENT CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

This Statement does not contain a description or discussion of the United States tax consequences of the Proposed Amendments. Holders should be aware that the Proposed Amendments may have both Canadian and United States tax consequences for Holders that are subject to United States federal income taxation. Consequently, Holders are advised to consult their own tax advisors regarding the application of Canadian and United States federal income tax laws to their particular circumstances, as well as any state, provincial, local, non-U.S. and other tax consequences of the Proposed Amendments.

If the adoption of the Proposed Amendments is treated as a significant modification of the Notes under Section 1001 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and rules promulgated thereunder, Holders would be treated as if they had exchanged their Notes for “new” Notes that reflect the Proposed Amendments in a fully taxable transaction. Depending on the circumstances, such treatment could result in a Holder recognizing gain or loss on such deemed exchange. If a Holder recognizes gain on any such deemed exchange, subject to applicable limitations, such Holder may be eligible to report such gain under the installment method pursuant to Section 453 of the Code and the regulations and rules promulgated thereunder. Furthermore, the timing and amount of income which must be recognized under the “new” Notes, including the Gold Participation Rights, may be materially different than under the Notes.

Each Holder is solely responsible for determining the tax consequences applicable to its particular circumstances and should consult its own tax advisors regarding the Canadian and United States federal income tax laws to their particular circumstances, as well as any state, provincial, local, non-U.S. and other tax consequences of the Proposed Amendments.

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SCHEDULE A – PROPOSED AMENDMENTS

(See Attached)

NOTE AMENDMENT AGREEMENT

THIS NOTE AMENDMENT AGREEMENT (the “Agreement”) is made and entered into on and effective as of this 21st day of November 2012 by and between Olympus Pacific Minerals Inc., a Canadian corporation (the “Company”) and Euro Pacific Capital, Inc. (the “Investor Representative”).

RECITALS

A.      On June 18, 2010, pursuant to the terms of a Securities Purchase Agreement among the Company, the Investor Representative and certain investors (the “Investors”), the Investors purchased 8% Senior Secured Redeemable Gold Delivery Promissory Notes, issued by the Company in the aggregate principal amount of USD$21,960,000 due May 31, 2013 (the “Notes”).

B.      The Notes mature on May 31, 2013, require 8% interest per annum to be paid on a semi-annual basis, and require gold deposits to be made for the benefit of the Investors.

C.      The Company and the Investor Representative may amend the Notes and the Securities Purchase Agreement in accordance with their terms.

D.      Pursuant to the terms of an engagement letter dated October 17, 2012, the Form of Amended and Restated Note (the “Amended Notes”), attached hereto as Exhibit A, and the Solicitation Agent Agreement attached hereto as Exhibit B, the Investor Representative and the Company have agreed to modify the Notes of such Investors who consent to such modifications to: (i) extend the maturity date of the Notes to May 6, 2015 (the “New Maturity Date”), (ii) remove the requirement of the Company to make gold deposits, (iii) increase the principal value of the Notes to take into account gold deposits that would have been made under the existing notes, (iv) permit the Investor to redeem the principal of the Notes into gold specie, (v) include a gold price participation arrangement for the redemption price of the Notes, (vi) remove the security interest granted pursuant to the Notes and (vii) provide a noteholder redemption right (collectively the “Amendments”), if the Investor Representative is able to obtain the consent of Investors holding a minimum of 15% of the outstanding principal amount of the Notes, the Company’s 9% Unsecured Convertible Redeemable Notes due March 26, 2014 and the Company’s 8% Unsecured Convertible Redeemable Notes due May 6, 2015.

AGREEMENT

THEREFORE, in consideration of the mutual promises, covenants, representations and warranties contained in, and of the mutual benefits derived from the transactions contemplated therein, the Company and the Investor Representative agree as follows:

1.      The Notes of the Investors who consent to the Amendments (the “Consenting Investors”) shall be amended and restated based on the terms of the Amended and Restated Notes attached hereto as Exhibit A.

2.      The Investor Representative represents, warrants and confirms that:

(a)	to its knowledge, there are currently no defaults under the Notes, or the Securities Purchase Agreement;

(b)

it has the requisite legal power and capacity to execute and deliver this Agreement and to agree to enter into the Amended and Restated Notes and upon execution, such documents will constitute the valid and legally binding obligations of the Investor Representative and the Consenting Investors, enforceable in accordance with their terms.

3.      Applicable Law. This Agreement shall be governed by and construed with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction and shall be treated in all respects as a New York contract.

4.      Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which when taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Company and the Investor Representative have each executed this Agreement effective as the first date written above.

OLYMPUS PACIFIC MINERALS INC.

By: ________________________________

Printed Name: ________________________

Title: _______________________________

EURO PACIFIC CAPITAL, INC.

By: ________________________________

Printed Name: ________________________

Title: _______________________________

Exhibit A

Form of Amended and Restated Note

U.S. LEGEND:

THE SECURITIES REPRESENTED BY THIS NOTE HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. NOTWITHSTANDING THE FOREGOING, THE SECURITIES REPRESENTED BY THIS NOTE MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR REFINANCING ARRANGEMENT SECURED BY THE SECURITIES.

OLYMPUS PACIFIC MINERALS INC.

8% UNSECURED REDEEMABLE GOLD-LINKED NOTES

(AMENDS AND RESTATES THE 8% SENIOR SECURED REDEEMABLE GOLD
DELIVERY PROMISSORY NOTE DATED JUNE 18, 2010)

USD $_____________	November 21, 2012

FOR VALUE RECEIVED, OLYMPUS PACIFIC MINERALS INC., a Canadian corporation (the “Company”), promises to pay to [                                    ] (the “Holder”), the principal sum of ___________________ DOLLARS (the “Principal Amount”) in lawful money of the United States, with interest payable thereon at the rate of eight percent (8%) per annum. The principal amount hereof and all accrued but unpaid interest thereon shall be paid in full to the Holder on May 6, 2015 (the “Maturity Date”).

Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in that certain Securities Purchase Agreement, dated June 18, 2010 (the “SPA”), pursuant to which the Holder acquired the 8% Senior Secured Redeemable Gold Delivery Promissory Note.

The following is a statement of the rights of the Holder of this Note and the terms and conditions to which this Note is subject, and to which the Holder, by acceptance of this Note, agrees:

1.      Defined Terms. In addition to the terms defined elsewhere in this Note or in the SPA, for all purposes of this Note, the following terms have the meanings indicated in this Section 1.

(a)      “Business Day” means any day on which banks located in New York, New York, United States; Ontario, Canada; Da Nang, Vietnam; Perth, Australia; or London, England are not required or authorized by law or other governmental action to remain closed.

(b)      “CAD” or “CAD $” means Canadian dollars.

(c)      “Default Rate” means, with respect to any Obligation (including, to the extent permitted by law, interest not paid when due), 4% plus the interest rate otherwise applicable thereto.

(d)      “Interest Payment Date” means the semi-annual dates commencing on November 30, 2010 and thereafter on the last Business Day of each May and December ending on May 31, 2012.

(e)      “Investor Representative” means Euro Pacific Capital, Inc.

(f)      “USD,” “USD $,” or “$” means United States Dollars.

(g)      “Vietnamese Project” means either the Bong Mieu Project or Phuoc Son Gold Project in Vietnam.

2.      Series. This Note amends and restates one of a series of 8% Senior Secured Redeemable Gold Delivery Promissory Notes of the Company up to a maximum of Twenty One Million, Nine Hundred Sixty Thousand United States Dollars ($21,960,000) (collectively, the “Notes”) as described in the Memorandum.

3.      Interest. From June 18, 2010 until May 31, 2012 interest accrued on the outstanding Principal Amount of this Note at the rate of eight percent (8%) per annum, was paid semiannually in cash in arrears by 5:00 p.m. New York time on each Interest Payment Date to the Investor Representative on behalf of the holders of the Notes at an account located in the U.S. specified by the Investor Representative to the Company in writing at least five Business Days prior to the first interest payment date, in full satisfaction of the Company’s obligations in respect of interest for the applicable interest payment date. From June 1, 2012 until November 20, 2012 interest accrued on the outstanding Principal Amount of this Note at the rate of eight percent (8%) per annum and will be payable on November 30, 2012. From November 21, 2012 until the Maturity Date, Interest shall accrue on the unpaid Principal Amount of this Note in full at the rate of eight percent (8%) per annum, payable semi-annually in arrears on the thirtieth (30th) day of each November and the thirty-first (31st) day of each May, or (in each case) on the next following Business Day if such thirtieth (30th) day or thirty-first (31st) day (as applicable) is not a Business Day. The Note will cease accruing interest on the earlier of (i) the Maturity Date or (ii) if such Note is redeemed in accordance with Section 7, the date specified in the notice of redemption. All computations of the interest rate hereunder shall be made on the basis of the actual number of days elapsed in each semi-annual period between interest payments. During an Event of Default if the Investor Representative or Required Holders in their discretion so elect, the Principal Amount shall bear interest at the Default Rate (whether before or after any judgment). Interest accrued at the Default Rate shall be due and payable on demand. The Company acknowledges that the cost and expense to the Investor Representative and the Holders due to an Event of Default are difficult to ascertain and that the Default Rate is a fair and reasonable estimate to compensate the Investor Representative and the Holders for this. In the event that any interest rate provided for herein shall be determined to be unlawful, such interest rate shall be computed at the highest rate permitted by applicable law. Any payment by the Company of any interest amount in excess of that permitted by law shall be considered a mistake with the excess being applied to the Principal Amount of this Note without repayment premium or penalty.

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4.      Events of Default. In the event that any of the following (each, an “Event of Default”) shall occur:

(a)      Non-Payment; Payment Obligations. The Company or any Guarantor shall fail to pay any Interest or Principal Amount when due (whether at stated maturity, on demand, upon acceleration or otherwise); or

(b)      Default in Covenants. The Company or any Guarantor shall default in any material manner in the observance or performance of the affirmative or negative covenants or agreements on its part to be observed or performed set forth in the SPA, this Note or any other Transaction Document; or

(c) Breach of Representations and Warranties. Either the Company or any Guarantor breaches in any material respect any representation or warranty contained in any Transaction Docu     ment to which it is a party; or

(d)      Repudiation or Termination. A Guarantor in writing repudiates, revokes or attempts to revoke the Subsidiary Guaranty; or the Company or any Guarantor in writing contests the validity or enforceability of any Transaction Document; or

(e)      Exchange Act or Exchange Requirements. Any termination of registration or suspension of the Company’s reporting obligations under the Exchange Act or suspension from trading on the TSX (it being agreed that the delisting of the Common Stock from any national exchange in the United States shall not be an Event of Default if the Common Stock is, within ten (10) Business Days of the effective date of such delisting, quoted on the OTCBB or the OTC QX)), or the Company’s failure to file reports with the SEC on a timely basis as required by the Exchange Act; or

(f)      Judgments. Any final, non-appealable judgment, decree or order for the payment of money is entered against any of the Company or its Subsidiaries in an amount equal to CAD $1,000,000 or more by a court having jurisdiction and the same remains unsatisfied or unbonded for more than twenty (20) days; or

(g)      Illegality. Any court of competent jurisdiction issues a final, non-appealable judgment, decree or order declaring the Notes to be illegal or the Liens and security interests created on the Collateral (except with respect to any such judgment by a Vietnamese court with respect to the Collateral pledged under the Note Pledge Agreement) to be invalid, unenforceable or illegal; or

(h)      Cross Default. There occurs with respect to any agreement, indenture or instrument under which the Company has Indebtedness of the Company or its Subsidiaries having a value of CAD $1,000,000 or more in the aggregate: (i) a default with respect to any payment obligation thereunder that then entitles the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity, or (ii) any other default thereunder that entitles, and has caused, the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity; and in both cases such default continues after the applicable grace period, if any, specified in the agreement, indenture or instrument relating to such Indebtedness; or

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(i)      Bankruptcy. The Company or any Guarantor thereof shall: (i) admit in writing its inability to pay its debts as they become due; (ii) apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian or any of their respective property, or make a general assignment for the benefit of creditors; (iii) in the absence of such application, consent or acquiesce in, permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian or for any part of their respective property or assets; or (iv) permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding and, if such case or proceeding is not commenced by any such Person or converted to a voluntary case, such case or proceeding shall be consented to or acquiesced in by such Person or shall result in the entry of an order for relief;

then, and so long as such Event of Default is continuing for a period of two (2) Business Days in the case of Section 4(a) or, a period of five (5) Business Days in the case of Sections 4(d), 4(f), 4(g) or 4(h), or for a period of thirty (30) calendar days in the case of events under Sections 4(b), 4(c), or 4(e) (and the event which would constitute such Event of Default, if curable, has not been cured), after written notice of such Event of Default is received by the Company from the Investor Representative, the Principal Amount under this Note and all accrued and unpaid interest thereon shall be immediately due and payable in cash without presentment, demand, protest or any other action of the Holder of any kind, all of which are hereby expressly waived. In addition, the Required Holders may direct the Investor Representative to exercise any other remedies the Holders, Investor Representative, but solely as an agent for the Investors, may have at law or in equity. If an Event of Default specified in Section 4(h) above occurs, the aggregate outstanding Principal Amount of, and accrued interest on, all the Notes shall automatically, and without any declaration or other action on the part of the Investor Representative or the Required Holders, become immediately due and payable. If an Event of Default has occurred and is continuing, interest shall accrue on the outstanding Principal Amount at a rate equal to the Default Rate from the date of such Event of Default until the date the unpaid Principal Amount hereof is paid in full.

5.      Affirmative Covenants of the Company. The Company hereby agrees that, so long as the Note remains outstanding and unpaid, or any other amount is owing to the Holder hereunder, the Company shall, and shall cause any Guarantor to:

(a)      Corporate Existence and Qualification. Take the necessary steps to preserve their existence and right to conduct business in all jurisdictions in which the nature of their business requires qualification to do business, except where the failure to be so qualified or in good standing, as the case may be, would not have or reasonably be expected to result in a Material Adverse Effect; provided, however, BM Thai HoldCo may merge with or liquidate into Formwell pursuant to an internal restructuring;

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(b)      Books of Account. Keep their books of account in accordance with good accounting practices;

(c)      Insurance. Maintain insurance with responsible and reputable insurance companies or associations, as determined by the Company in its sole but reasonable discretion, in such amounts and covering such risks as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Company and the Guarantors operate;

(d)      Compliance with Law. Comply with their respective charter and bylaws or other organizational or governing documents, and any law, treaty, rule or regulation, or determination of an arbitrator or a court or other governmental authority, in each case applicable to or binding upon the Company and the Guarantors or any of their respective Properties or to which each of the Company, the Guarantors or any of their respective Properties is subject, except as would not reasonably be expected to have a Material Adverse Effect;

(e)      Taxes. Duly pay and discharge all taxes or other claims, which might become a lien upon any of their respective Properties, except to the extent that any thereof are being in good faith appropriately contested with adequate reserves provided therefor;

(f)      Use of Proceeds. Use the proceeds of the sale of the Notes and the Warrants solely for the purposes described in the Memorandum;

(g)      Notice of Known Events of Default. The Company shall furnish to the Investor Representative a notice of any occurrence of an Event of Default, and what action the Company is taking or proposes to take with respect thereto, promptly after such Event of Default becomes known to the Company; and

(h)      Further Assurances. The Company shall execute and deliver any and all such further documents and take any and all such other actions as may be reasonably necessary or appropriate to carry out the intent and purposes of this Note and to consummate the transactions contemplated herein.

6.      Negative Covenants of the Company. So long as this Note remains outstanding and unpaid the Company will not, nor will it permit any of its Subsidiaries, without the consent of the Investor Representative to:

(a)      Indebtedness for Borrowed Money. Except as otherwise permitted pursuant to Sections 6(g), (m) or (n), incur, or permit to exist, any Indebtedness for borrowed money during the period of twelve (12) months beginning on the Closing date (except that this restriction shall not apply to Indebtedness in the form of deferred price payments with respect to North Borneo Gold Sdn Bhd), or in excess of an aggregate amount of CAD $75,000,000 at any time outstanding (including any amendments and restatements thereto or any extensions, renewals or replacements thereof) during the period beginning on the Closing Date and ending on the Maturity Date, except in the ordinary course of the Company’s business;

(b)      Loans; Investments. Lend or advance money, credit or property to or invest in (by capital contribution, loan, purchase or otherwise) any Person in excess of CAD $2,000,000 except: (i) investments in United States, Canadian, Australian or New Zealand Government obligations, certificates of deposit of any banking institution with combined capital and surplus of at least USD $200,000,000 or short-term banking deposits in Vietnam; (ii) accounts receivable arising out of sales in the ordinary course of business; and (iii) intercompany loans, subject in the case of intercompany loans made by the Company to the Guarantors or the Guarantors to the Company to an Intercompany Subordination Agreement between and among the Company and its Subsidiaries;

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(c)      Dividends and Distributions. Pay dividends or make any other distribution on shares of the capital stock of the Company other than intercompany dividends, and distributions between and among the Company, its Subsidiaries and the Vietnamese Projects;

(d)      Liens. Except as set forth on Schedule 6(d) hereto, shall not create, assume or permit to exist, any Lien on any Property now owned or hereafter acquired except Liens (i) under the Security Documents; (ii) granted to secure Indebtedness incurred within the limitations of Sections 6(a), 6(g), 6(m) and 6(n) hereof; (iii) incidental to the conduct of its business or the ownership of Property which were not incurred in connection with borrowing money or obtaining advances of credit (other than as permitted in Section 6(d)(ii) and which do not materially impair the use thereof in the operation of business); (iv) for taxes or other governmental charges which are not delinquent or which are being contested in good faith; and (v) that are purchase money liens granted to secure the unpaid purchase price of any assets purchased within the limitations of Section 6(g) hereof;

(e)      Contingent Liabilities. Assume, endorse, be or become liable for or guarantee the obligations of any Person, contingently or otherwise, excluding however, the endorsement of negotiable instruments for deposit or collection in the ordinary course of business or guarantees of the Company made within the limitations of Section 6(a) hereof;

(f)      Sales of Receivables; Sale - Leasebacks. Sell, discount or otherwise dispose of notes, accounts receivable or other obligations owing to the Company, with or without recourse, except for the purpose of collection in the ordinary course of business; or sell any asset pursuant to an arrangement to thereafter lease such asset from the purchaser thereof;

(g)      Capital Expenditures; Capitalized Leases. Expend in the aggregate for the Company and all its Subsidiaries in excess of CAD $100,000,000 in any fiscal year for Capital Expenditures (as defined below). For purposes of the foregoing, Capital Expenditures shall include payments made on account of (i) Capitalized Leases (as defined below), (ii) purchase money Indebtedness, (iii) Indebtedness payable to an equipment manufacturer or supplier or affiliate thereof (including a finance company) incurred in connection with the acquisition of equipment or (iv) any deferred purchase price or any Indebtedness incurred to finance any such purchase price. “Capital Expenditures” shall mean for any period, the aggregate amount of all payments made by any Person directly or indirectly for the purpose of acquiring, constructing or maintaining fixed assets, real property or equipment which, in accordance with generally accepted accounting principles, would be added as a debit to the fixed asset account of such Person, including, without limitation, all amounts paid or payable with respect to Capitalized Lease Obligations and interest which are required to be capitalized in accordance with generally accepted accounting principles. “Capitalized Lease” shall mean any lease under which the obligations to pay rent or other amounts constitute Capitalized Lease Obligations. “Capitalized Lease Obligations” shall mean as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under generally accepted accounting principles and, for purposes of this Note, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles;

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(h)      Nature of Business. Materially alter the nature of the Company’s business or otherwise engage in any business other than the business engaged in or proposed to be engaged in on the date of this Note;

(i)      Stock of Subsidiaries. Sell or otherwise dispose of any Subsidiary related to the Company’s interests in the Bong Mieu Gold Mining Company Limited or Phuoc Son Gold Company Limited;

(j)      Accounting Changes. Make, or permit any Subsidiary to make any change in their accounting treatment or financial reporting practices except as required or permitted by generally accepted accounting principles in effect from time to time or by law;

(k)      Merger or Sale.

(i) The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, consolidate or merge with or into another Person, or sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole in one or more related transactions, to any other Person, unless (A) either the Company or such Subsidiary is the surviving corporation, or (B) the Person formed by or surviving any such consolidation or merger (if other than the Company or such Subsidiary) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made (1) assumes in writing all the obligations of the Company under the Notes and the other Transaction Documents and (2) causes to be delivered to each Holder of any Notes an opinion of nationally recognized independent counsel, or other independent counsel reasonably satisfactory to the Investor Representative, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof, and (C) immediately after such transaction, no default or Event of Default exists;

The foregoing paragraph in this Section 6(k)(i) shall not apply to (x) a merger of the Company with an Affiliate with no material assets, liabilities or operations solely for the purpose of reincorporating the Company in another jurisdiction; or (y) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Subsidiaries; provided, however, that such consolidation or merger shall comply with subclauses (A) and (B) in the foregoing paragraph;

(ii) Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company or any of its Subsidiaries permitted by Section 6(k)(i) hereof, the successor corporation formed by such consolidation or into or with which the Company or such Subsidiary is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, lease, conveyance or other disposition, the provisions of this Note referring to the “Company,” or to a “Subsidiary” shall refer instead to the successor corporation and not to the Company or such Subsidiary, as the case may be), may exercise every right and power of the Company or such Subsidiary under this Note with the same effect as if such successor Person had been named as the Company or a Subsidiary herein and shall be bound by every obligation and liability of the Company or such Subsidiary under this Note and the other Transaction Documents, however, that the predecessor Person shall not be relieved from the obligations to pay interest or comply with the other obligations of the Company hereunder;

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(l)      Transactions with Affiliates. Except for transactions contemplated by the Transaction Documents or as otherwise approved by the Board (including a majority of the independent directors then on the Board) or as disclosed in the SEC Reports or the Memorandum, the Company shall not, and shall cause its Subsidiaries not to enter into any transaction with any director, officer, employee or holder of more than five percent of the outstanding capital stock of any class or series of capital stock of the Company or any Subsidiary, member of the family of any such person, or any corporation, partnership, trust or other entity in which any such person is a director, officer, trustee, partner or holder of more than five percent of the outstanding capital stock thereof;

(m)      Hedging Arrangements. Become a party to any agreement relating to any swap, cap, floor, collar, option, forward, cross-right, or obligation or combination thereof or similar transaction with respect to interest rate, foreign exchange, currency, commodity, credit or equity risk, except to hedge risks in the ordinary course of business pursuant to risk management policies approved by the Company’s board of directors, but not for any speculative purpose; and

(n)      North Borneo Mining Development. Incur, or permit to exist, any Indebtedness with respect to North Borneo Gold Sdn Bhd. not otherwise permitted pursuant to Sections 6(a), 6(g) or 6(m) hereof, except (i) Indebtedness in the ordinary course of business and (ii) with the consent of the Investor Representative additional Indebtedness for the development and acquisition of equity interests related to the North Borneo Gold Sdn Bhd, which Indebtedness may be secured (x) in accordance with Section 6(d) hereof or (y) as otherwise consented to by the Investor Representative, provided that in neither case shall the collateral for any such Indebtedness include the assets of Bong Mieu Gold Mining Company Limited or Phuoc Son Gold Company Limited.

7.      Redemption. Redemption or other prepayment of the Notes may only be effected in accordance with this Section 7.

(a)      The Company has the right to redeem all or a portion of this Note at any time prior to the Maturity Date by providing at least 30 days’ written notice (the “Notice of Redemption”) to the Investor Representative (the date on which the Company exercises such early redemption right being referred to as an “Early Redemption Date”). In such event, the price payable on the applicable Early Redemption Date will be equal to (i) the Redemption Price (as defined below)(with the Maturity Gold Price (as defined below) being the average of the gold price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding the third (3rd) Business Day prior to the applicable Early Redemption Date subject to a minimum Maturity Gold Price of US$1,850), plus (ii) the lesser of twelve months of interest and the interest due on this Note over the remaining term to maturity, plus (iii) any accrued and unpaid interest.

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(i) The amount paid on redemption at the Maturity Date (the “Redemption Price”) will be calculated using the following formula:

A x (1 + 70% of (B – US$1,750))
                                  US$1,750

Where:

A = The principal amount of this Note outstanding

B = The Maturity Gold Price

US$1,750 = The Reference Gold Price

In this Note:

“Reference Gold Price” means US$1,750;

“Maturity Gold Price” means the average of the gold price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding the Maturity Reference Date subject to a minimum Maturity Gold Price of US$1,850.

“Maturity Reference Date” means May 1, 2015 (being three (3) Business Days prior to the Maturity Date).

(ii) The Notice of Redemption shall state: (i) the redemption date; (ii) the redemption price; (iii) that this Note called for redemption must be surrendered to the Company to collect the redemption price; and (iv) that, unless the Company defaults in making such redemption payment, interest on this Note called for redemption ceases to accrue on the redemption date. If the Company makes an election to redeem Notes pursuant to Section 7(a), it must redeem a pro rata portion of Notes from all Holders of Notes and may not choose to redeem Notes only from a select group of Holders.

(iii) Upon notice to the Holder that this Note has been called for redemption, this Note will become irrevocably due and payable on the redemption date at the Redemption Price. A notice of redemption may not be conditional.

(iv) Upon surrender of this Note that is redeemed in part, the Company will deliver to the Holder, at the Holder’s expense, a new promissory note in the same form of this Note equal in principal to the unredeemed portion of the redeemed Note.

(b)      Holder’s Right to Redeem.

(i) The Holder may, upon notice provided to the Company no later than March 6, 2015, receive on the Maturity Date in lieu of the Redemption Price in cash, the equivalent value in gold in specie. In such event, the number of ounces of gold to be delivered will be calculated by dividing the Redemption Price by the Maturity Gold Price.

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(ii) The Holder may, upon providing the Company at least thirty (30) days notice, redeem the Note on May 31, 2013. The redemption notice must specify if the Holder elects to receive the redemption proceeds in gold specie or in cash. The Holder will receive a price payable on May 31, 2013 equal to: (x) the number of ounces the Holder would have been entitled to had the Note not been amended and restated (the “Ounce Entitlement”), if the Holder elects to receive gold in specie, or the Ounce Entitlement multiplied by the average of the gold price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding May 28, 2013 (being three Business Days prior to the May 31, 2013 redemption date) if the redemption proceeds are received in cash, plus (y) any accrued and unpaid interest.

8.      Mutilated, Destroyed, Lost or Stolen Notes. In case this Note shall become mutilated or defaced, or be destroyed, lost or stolen, the Company shall execute and deliver a new note of like principal amount in exchange and substitution for the mutilated or defaced Note, or in lieu of and in substitution for the destroyed, lost or stolen Note. In the case of a mutilated or defaced Note, the Holder shall surrender such Note to the Company. In the case of any destroyed, lost or stolen Note, the Holder shall furnish to the Company: (i) evidence to its satisfaction of the destruction, loss or theft of such Note and (ii) such security or indemnity as may be reasonably required by the Company to hold the Company harmless.

9.      Waiver of Demand, Presentment, etc. The Company hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, bringing of suit and diligence in taking any action to collect amounts called for hereunder and shall be directly and primarily liable for the payment of all sums owing and to be owing hereunder, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder. The Company agrees that, in the event of an Event of Default, to reimburse the Holder for all reasonable costs and expenses (including reasonable legal fees of one counsel) incurred in connection with the enforcement and collection of this Note.

10.      Cash Payments. All cash payments with respect to this Note shall be made in lawful money of the United States, at the address of the registered Holder as of the date hereof or as designated in writing by the Holder from time to time. The receipt by the Holder of immediately available funds shall constitute a payment of any cash amounts due hereunder and shall satisfy and discharge the liability for any such cash amounts to the extent of the sum represented by such payment.

11.      Assignment. The rights and obligations of the Company and the Holder of this Note shall be binding upon, and inure to the benefit of, the successors and permitted assigns of the parties hereto. The Holder may not assign, pledge or otherwise transfer this Note or any interest therein without the prior written consent of the Company. Interest is payable only to the registered Holder of this Note on the books and records of the Company.

12.      Waiver and Amendment. Any provision of this Note, including, without limitation, the due date hereof, and the observance of any term hereof, may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Investor Representative (and without any requirement of any vote or the consent of the Investors who will be bound by any action taken by the Investor Representative even if such Investor does not agree with such action and even if neither such Investor nor Investors holding more than fifty percent (50%) of the Principal Amount of the Notes outstanding have consented to such action.)

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13.      Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if given in accordance with the provisions of Section 9.2 of the SPA.

14.      Governing Law, Consent to Jurisdiction, Appointment of Agent for Service of Process, etc.

(a)      This Note shall be construed in accordance with and governed by the laws of the State of New York (without reference to conflicts of laws principles that would call for the application of the laws of any other jurisdiction), except as otherwise required by mandatory provisions of law and except to the extent that remedies provided by the laws of any jurisdiction other than the State of New York are governed by the laws of such jurisdiction.

(b)      The Company irrevocably and unconditionally submits, to the fullest extent permitted by applicable law, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court for the Southern District of New York, and any relevant appellate court, in any action or proceeding arising out of or relating to any Transaction Document to which it is a party, or for recognition or enforcement of any judgment, and each party hereto irrevocably and unconditionally agrees, to the fullest extent permitted by applicable law, that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. Each party hereto agrees, to the fullest extent permitted by applicable law, that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in any Transaction Document shall affect any right that the Investor Representative may otherwise have to bring any action or proceeding relating to any Transaction Document against the Company or its properties in the courts of any jurisdiction.

(c)      The Company irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Note in any court referred to in subsection (b) of this Section. The Company hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such suit, action or proceeding in any such court.

(d)      The Company irrevocably consents, to the fullest extent permitted by applicable law, to service of process in the manner provided for notices in Section 13 hereof. Nothing in any Transaction Document will affect the right of any party hereto to serve process in any other manner permitted by law.

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(e)      THE COMPANY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT TO WHICH IT IS A PARTY OR ANY TRANSACTION CONTEMPLATED THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). THE COMPANY CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER.

(f)      The Company hereby irrevocably designates, appoints, authorizes and empowers as its agent for service of process United Corporate Services, Inc., at its offices currently located at 10 Bank Street, Suite 560, White Plains, New York 10606 (the “Process Agent”), to accept and acknowledge for and on behalf of the Company service of any and all process, notices or other documents that may be served in any suit, action or proceeding relating hereto in any New York State or Federal court sitting in the State of New York. With respect to the Company, such designation and appointment shall be irrevocable until all of the Transaction Documents have terminated or the Obligations have been fully satisfied and discharged. The Company covenants and agrees that it shall take any and all reasonable action, including the execution and filing of any and all documents, that may be necessary to continue the foregoing designations and appointments in full force and effect and to cause the Process Agent to continue to act in such capacity. The Company consents to process being served in any suit, action or proceeding by serving a copy thereof upon the Process Agent, and to its counsels as provided in Section 9.2 of the SPA. Without prejudice to the foregoing, the Investors and the Investor Representative agree that to the extent lawful and possible, written notice of said service upon the Process Agent and its counsels as provided in Section 9.2 of the SPA shall also be mailed both by registered or certified airmail, postage prepaid, return receipt requested, and by regular first-class mail, to the Company, at its address specified in or pursuant to Section 15 of this Note or to any other address of which the Company shall have given written notice to the Person giving such notice. The Company agrees that such service (i) shall, to the fullest extent permitted by applicable law, be deemed in every respect effective service of process upon itself in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to itself. Nothing in this Section shall affect the right of the Investor Representative to serve process in any manner permitted by law, or limit any right that the Investor Representative may otherwise have to bring proceedings against the Company in the courts of any jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

15.      Severability. In case any one or more of the provisions of this Note shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Note shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Note.

16.      Headings. Section headings in this Note are for convenience only, and shall not be used in the construction of this Note.

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17.      Cumulative Rights. All agreements, warranties, guaranties, indemnities and other undertakings of the Company and the Guarantors under the Transaction Documents are cumulative and not in derogation of each other. The rights and remedies of the Holder and the Investor Representative are cumulative, may be exercised at any time and from time to time, concurrently or in any order, and are not exclusive of any other rights or remedies available by agreement, by law, at equity or otherwise. All such rights and remedies shall continue in full force and effect until the indefeasible payment in full of the Interest and Principal Amount.

18.      Rank and Priority. The Notes are subordinated in right of principal and interest to all senior secured debt of the Company and the Notes will rank pari passu with one another and other unsecured debt of the Company, without discrimination, preference or priority.

19.      Binding Nature. By accepting the benefit of this Note, the Holder (and its agents, and the Investor Representative) hereby agree to be bound by any terms of this Note applicable to them.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Company has caused this Note to be issued as of the date first above written.

OLYMPUS PACIFIC MINERALS INC.

By:      _______________________________________________________
            Name:
            Title:

Acknowledgment
_______________acknowledges receipt of the 8% Unsecured Redeemable Gold-Linked Note due May 6, 2015, which amends and restates the 8% Senior Secured Redeemable Gold Delivery Promissory Note Dated June 18, 2010.

By: ________________________________

Printed Name: ________________________

Title: _______________________________

Date: _______________________________

[SIGNATURE PAGE TO NOTE]

SCHEDULE 6(d)

PERMITTED LIENS

None.

Exhibit B

Solicitation Agent Agreement

SOLICITATION AGENT AGREEMENT

November 6, 2012

Ladies and Gentlemen:

1.      The Consent Solicitation. Olympus Pacific Minerals, Inc., a Canadian corporation (together with its subsidiaries, “Olympus Pacific”) proposes to engage you to solicit (the “Solicitation”) consents (the “Consents”) from the holders (each, a “Holder” and, collectively, the “Holders”) of its (1) 8% Senior Secured Redeemable Gold Delivery Promissory Notes Due May 31, 2013 (the “Gold Loan Notes”), (2) 9% Unsecured Convertible Redeemable Notes due March 26, 2014 (the “2014 Notes”), and (3) 8% Unsecured Convertible Redeemable Notes Due May 6, 2015 (the “2015 Notes” and together with the Gold Loan Notes and the 2014 Notes, the “Notes”). The Solicitation will be on the terms and subject to the conditions to be set forth in a Consent Solicitation Statement (as amended, supplemented, modified or extended from time to time, and with all attachments thereto, including the consent form for holders and the beneficial holder consent form, the “Statement”) to be prepared by Olympus Pacific, which shall form a part of this Solicitation Agent Agreement (as amended, supplemented or modified from time to time, this “Agreement”). The Statement will seek the approval of the Holders to make the amendments described in the Statement, including, without limitation, eliminating the conversion rights of the Holders of the 2014 and 2015 Notes, modifying the interest rate of the 2014 Notes, providing for a gold price participation arrangement for the 2014 and 2015 Notes, eliminating the security interest under the Gold Loan Notes, adjusting maturity dates and effectuating the other amendments contained in Schedule A of the Statement (the “Proposed Amendments”). If the Consent Condition (as defined in the Statement) is satisfied or waived by Olympus Pacific, Olympus Pacific and the Investor Representative for the Notes will enter into and effectuate the Proposed Amendments as they relate only to those Holders who have provided their consent. The Notes were not registered with the Securities and Exchange Commission (the “Commission”) and the Solicitation shall be structured to be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and applicable Canadian securities laws, as well as from the requirements of Rule 13e-4 and Section 14D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.      Incorporation by Reference of Engagement Agreement. Olympus Pacific appointed (with its successors and assigns,) as its exclusive solicitation agent (herein referred to as “you” or the “Solicitation Agent”) pursuant to that certain engagement letter, dated October 17, 2012, between Olympus Pacific and you (the “Engagement Letter”) and authorized you to act as such in connection with the Solicitation. The Engagement Letter, including all of its terms, provisions, agreements and conditions, is hereby incorporated into this Agreement by reference as if all of the provisions of the Engagement Letter were stated in this Agreement and agreed upon herein.

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3.      The Consent Solicitation Material. You are authorized to use copies of the Statement (once approved in writing as being in final form by you and Olympus Pacific) in connection with the Solicitation. The disclosure contained in the Statement is the sole responsibility of Olympus Pacific.

You hereby agree, as Solicitation Agent, that you will not disseminate any written material for or in connection with the solicitation and delivery of Consents pursuant to the Solicitation other than the Statement without the prior written approval of Olympus Pacific.

Olympus Pacific and you will agree regarding any amendment or supplement to the Statement and preparation or approval of any other materials for use in connection with the Solicitation (the “Other Materials”). If, at any time, any event will have occurred as a result of which the Statement as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or would make it necessary to correct any material statement in any earlier communication with respect to the Solicitation, Olympus Pacific will notify you and prepare an amended Statement or a supplement to the Statement which will correct such statement or omission. Olympus Pacific will advise you promptly if any information previously provided becomes inaccurate in any material respect.

Olympus Pacific agrees that none of the parts constituting the Statement will be filed with the Commission or any other federal, state, local or foreign governmental or regulatory authorities or any court, other than the filing of the Statement on Form CB and Form 6-K with the Commission, and in Canada as a material change report if deemed necessary by Olympus Pacific, without first obtaining your prior approval, which approval shall not be unreasonably withheld or delayed. In the event that (i) Olympus Pacific uses or permits the use of the Statement or any Other Materials in connection with the Solicitation or files any such material with the Commission or any other agency without your prior approval, or (ii) Olympus Pacific shall have breached in any material respect any of the representations or warranties, or failed to perform in any material respect its obligations, under this Agreement, then you shall be entitled to withdraw as Solicitation Agent in connection with the Solicitation without any liability or penalty to you or any Indemnified Person (as defined in the Engagement Letter) and you shall remain entitled to the indemnification provided for herein and in the Engagement Letter and to receive the payment of the fees, if any, and your expenses payable under this Agreement which have accrued to the date of such withdrawal promptly after such date.

4.      Representations and Warranties of Olympus Pacific. Olympus Pacific represents and warrants to you that:

(a)      Olympus Pacific and each of its subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither Olympus Pacific nor any of its subsidiaries is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of Olympus Pacific and each of its subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have a material adverse effect on the business, properties, financial position, results of operations or prospects of Olympus Pacific and its subsidiaries taken as a whole.

(b)      Olympus Pacific has the power and authority to take and prior to completion of the Solicitation will have taken all necessary action to authorize (i) the Solicitation, the other transactions contemplated by this Agreement and the Statement, (ii) the execution, delivery and performance of this Agreement and the Proposed Amendments, and this Agreement has been duly executed and delivered on behalf of Olympus Pacific and, assuming due authorization, execution and delivery of this Agreement by you, is a legal, valid and binding obligation of Olympus Pacific enforceable against Olympus Pacific in accordance with its terms, except that the enforceability hereof may be limited by (x) bankruptcy, insolvency, reorganization, moratorium and other laws now or hereafter in effect relating to creditors’ rights generally and (y) general principles of equity.

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(c)      The Solicitation, the other transactions contemplated by this Agreement or the Statement, and the execution, delivery and performance of this Agreement and the Proposed Amendments and all related agreements by Olympus Pacific, comply and will comply in all material respects with all applicable requirements of federal, state, local and Canadian federal or provincial law, including any applicable regulations of the Commission and any Canadian governmental or regulatory authorities (each an “Other Agency” and collectively the “Other Agencies”), and all applicable judgments, orders or decrees; and no consent, authorization, approval, order, exemption, registration, qualification or other action of, or filing with or notice to, the Commission or any Other Agency is required in connection with the execution, delivery and performance of this Agreement and the Proposed Amendments or any related agreement by Olympus Pacific, the making or consummation by Olympus Pacific of the Solicitation, or the consummation of the other transactions contemplated by this Agreement or the Statement except where the failure to make such consent, authorization, approval, order, exemption, registration, qualification or other action or filing or notification would not adversely affect the ability of Olympus Pacific to execute, deliver and perform this Agreement and the Proposed Amendments and such related agreements, as applicable, and to commence and consummate the Solicitation and such other transactions in accordance with their respective terms.

(d)      The Solicitation, the other transactions contemplated by this Agreement or the Statement, and the execution, delivery and performance of this Agreement, the Proposed Amendments and all related agreements by Olympus Pacific do not and will not (i) conflict with or result in a violation of any of the provisions of the governing documents of Olympus Pacific or any of its subsidiaries, (ii) conflict with or violate in any material respect any federal, state, local or Canadian federal or provincial law, rule, regulation, order, judgment or decree applicable to Olympus Pacific or any of its subsidiaries or by which any property or asset of Olympus Pacific or any of its subsidiaries is bound or, upon the occurrence of a contingency, may be bound or (iii) result in a breach of any of the material terms or provisions of, or constitute a default (with or without due notice, lapse of time or both) under, the documents governing the Notes or any loan, credit agreement, indenture, mortgage, note or other agreement or instrument to which Olympus Pacific or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or, upon the occurrence of a contingency may be bound, except in each case where such conflict, violation, breach or default would not adversely affect the ability of Olympus Pacific to execute, deliver and perform this Agreement and the Proposed Amendments and such related agreements, as applicable, and to commence and consummate the Solicitation and such other transactions in accordance with their respective terms.

(e)      Since the date of the latest financial statements of Olympus Pacific that were filed with the Commission, and except as disclosed by Olympus Pacific on Form 6-K with the Commission, there has been no material adverse change, nor any development or event that would reasonably be expected to result in a material adverse change, in the operations, assets, condition (financial or otherwise) or prospects of Olympus Pacific and its subsidiaries taken as a whole.

(f)      Each of the representations and warranties set forth in this Agreement will be true and correct on and as of the date on which the Solicitation is commenced and on and as of the date on which Statement is first distributed to Holders of the Notes and through the last date on which any Consents are delivered pursuant to the Solicitation.

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(g)      There is no action, suit, proceeding, inquiry or investigation pending or, to the knowledge of Olympus Pacific, threatened in writing against or affecting Olympus Pacific before or brought by any court or other governmental authority or arbitration board or tribunal that seeks to restrain, enjoin, prevent the consummation of or otherwise questions the validity or legality of the transactions contemplated by this Agreement and the Statement and no order preventing or suspending the use of the Statement or Other Materials has been issued by the Commission or any Other Agency.

(h)      The Statement and Other Materials do not contain and will not contain, as of the date of the execution of the Proposed Amendments, any untrue statement of a material fact, and does not omit, and will not omit, as of the date of the execution of the Proposed Amendments, to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading.

5.      Representations and Warranties of the Solicitation Agent.

(a)      You acknowledge that the Solicitation has not been registered under the Securities Act and may be conducted within the United States only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws of any state, territory or possession of the United States.

(b)      In conducting the Solicitation, you shall comply with all applicable United States broker-dealer requirements.

(c)      The Solicitation shall be conducted in compliance with Rule 4(a)(2) (formerly, Section 4(2)) of the Securities Act and Rule 506 thereunder.

(d)      Each consenting Holder of a Note shall be an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act.

(e)      In connection with Solicitation, no form of general solicitation or general advertising (each as used under Rule 502(c) of Regulation D under the Securities Act) has been or will be used.

(f)      On the expiration date of the Solicitation, there shall have been delivered to Olympus Pacific by you, a certificate reaffirming the representations set forth in this Section 5.

6.      Notification of Certain Events. Olympus Pacific shall advise you promptly of (i) the occurrence of any event which could cause Olympus Pacific to withdraw, rescind, modify or terminate the Solicitation or the other transactions contemplated by this Agreement or the Statement and (ii) the occurrence of any event, or the discovery of any fact, the occurrence or existence of which Olympus Pacific believes would cause the Statement to contain a material misstatement or omission or would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect .

7.      Indemnification. In accordance with Section 2 of this Agreement, the indemnification provisions of Schedule C of the Engagement Letter are incorporated by reference herein and shall apply to this Agreement and, without limiting the generality of the foregoing, Olympus Pacific shall indemnify you and the Indemnified Parties (as defined in the Engagement Letter) in accordance with such Schedule C for any losses, claims, damages and liabilities (or actions, including shareholder actions, in respect thereof) arising as a result of the services being provided by you to Olympus Pacific under this Agreement or as a result of any breach by Olympus Pacific of any representation, warranty, covenant or agreement contained in this Agreement, and if the indemnification provided for in this Agreement is for any reason held unenforceable, Olympus Pacific agrees to contribute to the losses, claims, damages and liabilities for which such indemnification is unenforceable as and to the same extent specified in Schedule C to the Engagement Letter.

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8.      Conditions to Obligations of the Solicitation Agent. The obligation of the Solicitation Agent to act as a Solicitation Agent hereunder shall at all times be subject, in its discretion, to the conditions that:

(a)      All representations and warranties of Olympus Pacific contained herein or in any certificate or writing delivered hereunder at all times during the Solicitation shall be true and correct in all material respects.

(b)      Olympus Pacific at all times during the Solicitation shall have performed, in all material respects, all of its obligations hereunder required as of such time to have been performed by it.

(c)      Counsel for Olympus Pacific shall have delivered to the Solicitation Agent one or more opinions as of the date that the Proposed Amendments are effectuated, covering the following matters:

(i)      Olympus Pacific Minerals, Inc. is validly existing as a corporation and in good standing under the laws of its jurisdiction of incorporation and has the corporate power and authority to conduct its business as described in the Statement and Other Materials and is duly qualified to do business in each jurisdiction in which it owns or leases any material real property or in which it conducts any material operations. Olympus Pacific Minerals, Inc has all necessary corporate power and authority to execute and deliver this Agreement and the Proposed Amendments and perform its obligations hereunder and thereunder and to consummate the Solicitation in accordance with its terms.

(ii)      Olympus Pacific Minerals, Inc. has duly taken all necessary corporate action to authorize the making and consummation of the Solicitation and the execution, delivery and performance by Olympus Pacific of this Agreement and the Proposed Amendments.

(iii)      This Agreement has been duly executed and delivered by Olympus Pacific, and assuming the due authorization, execution and delivery of this Agreement by the Solicitation Agent, this Agreement constitutes a legal, valid and binding obligation of Olympus Pacific, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(iv)      The Proposed Amendments have been duly executed and delivered by Olympus Pacific Minerals, Inc, and assuming the due authorization, execution and delivery of the Proposed Amendments by the Investor Representative, the Proposed Amendments will constitute a legal, valid and binding obligation of Olympus Pacific Minerals, Inc, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

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(v)      The making and consummation of the Solicitation and the execution, delivery and performance by Olympus Pacific of this Agreement and the Proposed Amendments do not and will not conflict with, or result in a breach or violation of, or constitute a default under, any of the provisions of (I) the transaction documents governing the Notes, and (II) the articles of incorporation or bylaws (or similar organizational documents) of Olympus Pacific, or (III) the documents governing the Notes or any loan, credit agreement, indenture, mortgage, note or other agreement or instrument to which Olympus Pacific or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or, upon the occurrence of a contingency may be bound.

(vi)      Except for required filings that have been made or will be made within prescribed time periods, no consent, approval, authorization, order of, or registration, qualification or filing with, any court or regulatory authority or governmental agency or instrumentality is or will be required of Olympus Pacific Minerals, Inc under Canadian corporate or United States federal law or regulation in connection with the making and consummation of the Solicitation or the execution and delivery of this Agreement or the Proposed Amendments, provided that no opinion is being delivered as to the application of United States state or federal tender offer rules.

(d)      No stop order, restraining order or injunction has been issued by the Commission or any court, and no litigation shall have been commenced or threatened before the Commission or any court, with respect to (i) the making or the consummation of the Solicitation, (ii) the execution, delivery or performance by Olympus Pacific of this Agreement or the Proposed Amendments or (iii) any of the transactions in connection with, or contemplated by, the Solicitation Documents, which, in the case of any of the foregoing clauses (i), (ii) or (iii), the Solicitation Agent or its legal counsel in good faith believes makes it inadvisable for the Solicitation Agent to continue to render services pursuant hereto and it shall not have otherwise become unlawful under any law or regulation, federal, state or local, for the Solicitation Agent so to act, or continue so to act, as the case may be.

(e)      On the expiration date of the Solicitation, there shall have been delivered to the Solicitation Agent, on behalf of Olympus Pacific, a certificate of the Chief Executive Officer and the Chief Financial Officer of Olympus Pacific, dated as of such date, and stating that the representations and warranties set forth in Section 4 hereof are true and accurate as if made on such date.

(f)      Olympus Pacific shall have advised the Solicitation Agent promptly of (i) the occurrence of any event which could cause Olympus Pacific to withdraw, rescind or terminate the Solicitation, (ii) the occurrence of any event, or the discovery of any fact, the occurrence or existence of which it believes would make it necessary or advisable to make any change in the Statement or Other Materials being used or would cause any representation or warranty contained in this Agreement to be untrue or inaccurate, (iii) any proposal by Olympus Pacific or requirement to make, amend or supplement the Statement or Other Materials or any filing in connection with the Solicitation pursuant to federal securities laws or any applicable law, rule or regulation, (iv) its awareness of the issuance by any regulatory authority of any comment or order or the taking of any other action concerning the Solicitation (and, if in writing, will have furnished the Solicitation Agent with a copy thereof), (v) its awareness of any material developments in connection with the Solicitation, including, without limitation, the commencement of any lawsuit relating to the Solicitation and (vi) any other information relating to the Solicitation, the Statement or Other Materials or this Agreement which the Solicitation Agent may from time to time reasonably request.

9.      Termination. In accordance with Section 2 of this Agreement, this Agreement shall terminate as specified in the Engagement Letter; it being understood that Sections 4, 6, 8, and 9 through 18 (inclusive) hereof shall survive any termination of this Agreement.

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10.      Notices. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be given (and shall be deemed to have been given upon receipt) by delivery in person, by telecopy, by overnight courier service, or by registered or certified mail (postage prepaid, return receipt requested) to the applicable party at the addresses specified in the Engagement Letter.

11.      Consent to Jurisdiction; Service of Process. Olympus Pacific and the Solicitation Agent each hereby (a) submits to the jurisdiction of any New York State or Federal court sitting in the City of New York with respect to any actions and proceedings arising out of or relating to this Agreement, (b) agrees that all claims with respect to such actions or proceedings may be heard and determined in such New York State or Federal court, (c) waives the defense of an inconvenient forum, (d) agrees not to commence any action or proceeding relating to this Agreement other than in a New York State or Federal court sitting in the City of New York and (e) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

12.      Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

13.      Amendment. This Agreement may not be amended except in writing signed by each of Olympus Pacific and the Solicitation Agent. Any such amendment will bind all parties in interest, including all Indemnified Persons, without notice to or consent from any such parties in interest.

14.      Governing Law. THE VALIDITY AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

15.      Waiver of Jury Trial. OLYMPUS PACIFIC AND THE SOLICITATION AGENT EACH HEREBY AGREES TO WAIVE ANY RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM OR ACTION ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE SOLICITATION).

16.      Counterparts; Severability. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Olympus Pacific and the Solicitation Agent each hereby agrees to be bound by signatures transmitted via facsimile or email. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

17.      Parties in Interest. This Agreement, including rights to indemnity and contribution hereunder, shall be binding upon and inure solely to the benefit of each party hereto, any Indemnified Persons and their respective successors, heirs and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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18.      Assignment. This Agreement shall not be assignable, in whole or in part, directly or indirectly, by either Olympus Pacific or the Solicitation Agent without the prior written consent of the other, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void.

19.      Independent Contractor. You shall act hereunder as an independent contractor and shall not be deemed the agent or fiduciary of Olympus Pacific or any of its affiliates, equity holders or creditors or of any other person, and all of your duties pursuant to this Agreement shall be owed solely to Olympus Pacific.

[Signatures Follow.]

NOTE AMENDMENT AGREEMENT

THIS NOTE AMENDMENT AGREEMENT (the “Agreement”) is made and entered into on and effective as of this 21st day of November 2012 by and between Olympus Pacific Minerals Inc., a Canadian corporation (the “Company”) and Euro Pacific Capital, Inc. (the “Investor Representative”).

RECITALS

A.      On March 26, 2010, pursuant to the terms of a Securities Purchase Agreement among the Company, the Investor Representative and certain investors (the “Investors”), the Investors purchased 9% Subordinated Unsecured Convertible Redeemable Promissory Notes, issued by the Company in the aggregate principal amount of CDN$12,750,000 due March 26, 2014 (the “Notes”).

B.      The Notes mature on March 26, 2014, require 9% interest per annum to be paid on a semi-annual basis and permit conversion into shares of common stock of the Company.

C.      The Company and the Investor Representative may amend the Notes and the Securities Purchase Agreement in accordance with their terms.

D.      Pursuant to the terms of an engagement letter dated October 17, 2012, the Form of Amended and Restated Note, attached hereto as Exhibit A, and the Solicitation Agent Agreement attached hereto as Exhibit B, the Investor Representative and the Company have agreed to modify the Notes of such Investors who consent to such modifications to: (i) extend the maturity date of the Notes to May 6, 2015 (the “New Maturity Date”), (ii) decrease the interest rate payable under the Note from 9% per annum to 8% per annum, (iii) amend the interest payments due under the Note to be payable on November 30 and May 31 of each year until the New Maturity Date, (iv) remove the convertible feature of the Notes, (v) permit the Investor to redeem the principal of the Notes into gold specie, and (vi) include a gold price participation arrangement for the redemption price of the Notes (collectively the “Amendments”), if the Investor Representative is able to obtain the consent of Investors holding a minimum of 15% of the outstanding principal amount of the Notes, the Company’s 8% Senior Secured Redeemable Gold Delivery Promissory Notes due May 31, 2013 and the Company’s 8% Unsecured Convertible Redeemable Notes due May 6, 2015.

AGREEMENT

THEREFORE, in consideration of the mutual promises, covenants, representations and warranties contained in, and of the mutual benefits derived from the transactions contemplated therein, the Company and the Investor Representative agree as follows:

1.      The Notes of the Investors who consent to the Amendments (the “Consenting Investors”) shall be amended and restated based on the terms of the Amended and Restated Notes attached hereto as Exhibit A.

2.      The Investor Representative represents, warrants and confirms that:

(a)	to its knowledge, there are currently no defaults under the Notes, or the Securities Purchase Agreement;

(b)

it has the requisite legal power and capacity to execute and deliver this Agreement and to agree to enter into the Amended and Restated Notes and upon execution, such documents will constitute the valid and legally binding obligations of the Investor Representative and the Consenting Investors, enforceable in accordance with their terms.

3.      Interest. From March 26, until July 15, 2012, interest (the “Interest”) accrued on the unpaid principal amount of the Notes at the rate of nine percent (9%) per annum, which was paid semiannually in arrears on the fifteenth (15th) day of each January and July commencing July 15, 2010. Interest from July 16, 2012 until November 20, 2012 accrues on the unpaid principal amount of the Notes at the rate of nine percent (9%) per annum and is payable on November 30, 2012. From November 21, 2012 until the New Maturity Date, Interest shall accrue on the unpaid principal amount of the Amended and Restated Notes in full at the rate of eight percent (8%) per annum, payable semi-annually in arrears on the thirtieth (30th) day of each November and the thirty-first (31st) day of each May, commencing on November 30, 2012.

4.      Applicable Law. This Agreement shall be governed by and construed with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction and shall be treated in all respects as a New York contract.

5.      Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which when taken together shall constitute one and the same instrument.

remainder of the page intentionally left blank

IN WITNESS WHEREOF, the Company and the Investor Representative have each executed this Agreement effective as the first date written above.

OLYMPUS PACIFIC MINERALS INC.

By: ________________________________

Printed Name: ________________________

Title: _______________________________

EURO PACIFIC CAPITAL, INC.

By: ________________________________

Printed Name: ________________________

Title: _______________________________

Exhibit A

Form of Amended and Restated Note

U.S. LEGENDS:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR REFINANCING ARRANGEMENT SECURED BY THE SECURITIES.

OLYMPUS PACIFIC MINERALS INC.

8% UNSECURED REDEEMABLE GOLD-LINKED NOTES

(AMENDS AND RESTATES THE 9% SUBORDINATED UNSECURED CONVERTIBLE
REDEEMABLE PROMISSORY NOTE DATED MARCH 26, 2010)

CAD $_____________	November 21, 2012

FOR VALUE RECEIVED, OLYMPUS PACIFIC MINERALS INC., a Canadian corporation (the “Company”), promises to pay to [           ] (the “Holder”), the principal sum of ___________________DOLLARS (CAD $_________) (the “Principal”) in lawful money of Canada, with interest payable thereon at the rate of eight percent (8%) per annum. The principal amount hereof and all accrued but unpaid interest thereon shall be paid in full to the Holder on May 6, 2015 (the “Maturity Date”).

Capitalized terms used herein but not defined herein shall have the meaning ascribed to it in that certain Securities Purchase Agreement, dated March 26, 2010 (the “SPA”), pursuant to which the Holder acquired the 9% Subordinated Unsecured Convertible Redeemable Promissory Note.

If any payment under this Note is made in United States dollars, in accordance with the terms hereof, amounts payable in United States dollars shall be calculated on the basis of the Canadian/United States noon exchange rate quoted by the Bank of Canada on the Business Day immediately prior to the specific payment.

The following is a statement of the rights of the Holder of this Note and the terms and conditions to which this Note is subject, and to which the Holder, by acceptance of this Note, agrees:

1.      Series. This Note amends and restates one of a series of Notes of the Company in the aggregate principal amount of up to a maximum of Twelve Million Seven Hundred Fifty Thousand Canadian Dollars (CAD$12,750,000.00) (collectively, the “Notes”) as described in the Memorandum.

2.      Principal Repayment. The outstanding principal amount of this Note shall be payable on the Maturity Date, unless this Note has been earlier redeemed as described below.

3.      Interest. From March 26, 2010 until July 15, 2012, interest (the “Interest”) accrued on the unpaid principal amount of this Note at the rate of nine percent (9%) per annum, and was paid semiannually in arrears on the fifteenth (15th) day of each January and July commencing July 15, 2010. Interest from July 16, 2012 until November 20, 2012 accrued on the unpaid principal amount of this Note at the rate of nine percent (9%) per annum and is payable on November 30, 2012. From November 21, 2012 until the Maturity Date, Interest shall accrue on the unpaid Principal amount of this Note in full at the rate of eight percent (8%) per annum, payable semi-annually in arrears on the thirtieth (30th) day of each November and the thirty-first (31st) day of each May, or (in each case) on the next following Business Day if such thirtieth (30th) day or thirty-first (31st) day (as applicable) is not a Business Day. The Note will cease accruing Interest on the earliest of (i) the Maturity Date; and (ii) if such Note is redeemed in accordance with Section 7, the date specified in the notice of redemption. All computations of the interest rate hereunder shall be made on the basis of a 360-day year of twelve 30-day months. In the event that any interest rate provided for herein shall be determined to be unlawful, such interest rate shall be computed at the highest rate permitted by applicable law. Any payment by the Company of any interest amount in excess of that permitted by law shall be considered a mistake, with the excess being applied to the principal of this Note without prepayment premium or penalty.

4.      Events of Default. In the event that any of the following (each, an “Event of Default”) shall occur:

(a)      Non-Payment. The Company shall default in the payment of the principal of, or accrued interest on, this Note as and when the same shall become due and payable, whether by acceleration or otherwise; or

(b)      Default in Covenants. The Company shall default in any material manner in the observance or performance of the affirmative or negative covenants or agreements on its part to be observed or performed set forth in the SPA, this Note or any other Transaction Document; or

(c)      Breach of Representations and Warranties. The Company materially breaches any representation or warranty contained in the Transaction Documents; or

(d)      Exchange Act or Exchange Requirements. Any termination of registration or suspension of the Company’s reporting obligations under the Exchange Act or suspension from trading on the TSX (it being agreed that the delisting of the Common Stock from any national exchange in the United States shall not be an Event of Default if the Common Stock is, within ten (10) Business Days of the effective date of such delisting, quoted on the OTCBB or the OTC QX)), or the Company’s failure to file reports with the SEC on a timely basis as required by the Exchange Act; or

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(e)      Judgments. Any final, non-appealable judgment, decree or order for the payment of money is entered against any of the Company or the Company’s subsidiaries in an amount equal to CAD $1,000,000 or more by a court having jurisdiction and the same remains unsatisfied or unbonded for more than twenty (20) days; or

(f)      Illegality of Notes. Any court of competent jurisdiction issues an order declaring the Notes or any provision thereunder to be illegal; or

(g)      Cross Default. There occurs with respect to any agreement, indenture or instrument under which the Company has Indebtedness (as defined herein) ranking senior to the Notes of CAD $1,000,000 or more in the aggregate: (i) a default with respect to any payment obligation thereunder that then entitles the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity, or (ii) any other default thereunder that entitles, and has caused, the holder thereof to declare such indebtedness to be due and payable prior to its stated maturity; and in both cases such default continues after the applicable grace period, if any, specified in the agreement, indenture or instrument relating to such Indebtedness; or

(h)      Bankruptcy. The Company shall: (i) admit in writing its inability to pay its debts as they become due; (ii) apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian for the Company or any of its property, or make a general assignment for the benefit of creditors; (iii) in the absence of such application, consent or acquiesce in, permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for the Company or for any part of its property; or (iv) permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, in respect of the Company, and, if such case or proceeding is not commenced by the Company or converted to a voluntary case, such case or proceeding shall be consented to or acquiesced in by the Company or shall result in the entry of an order for relief;

then, and so long as such Event of Default is continuing for a period of two (2) Business Days in the case of non-payment under Section 4(a), a period of five (5) Business Days in the case of a cross-default under 4(g), or for a period of thirty (30) calendar days in the case of events under Sections 4(b), 4(c), 4(d), 4(e) and 4(f) (and the event which would constitute such Event of Default, if curable, has not been cured), after written notice of such Event of Default is received by the Company from the Investor Representative, all obligations of the Company under this Note shall be immediately due and payable without presentment, demand, protest or any other action nor obligation of the Holder of any kind, all of which are hereby expressly waived, and Holder may exercise any other remedies the Holder may have at law or in equity. If an Event of Default specified in Section 4(h) above occurs, the principal of, and accrued interest on, all the Notes shall automatically, and without any declaration or other action on the part of any Holder, become immediately due and payable. Following an Event of Default interest shall accrue on the outstanding principal balance at a rate of fourteen percent (14%) per annum from the date of such Event of Default until the date the unpaid principal balance hereof is paid in full.

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5.      Affirmative Covenants of the Company. The Company hereby agrees that, so long as the Note remains outstanding and unpaid, or any other amount is owing to the Holder hereunder, the Company will:

(a)      Corporate Existence and Qualification. Take the necessary steps to preserve its corporate existence and its right to conduct business in all jurisdictions in which the nature of its business requires qualification to do business;

(b)      Books of Account. Keep its books of account in accordance with good accounting practices;

(c)      Insurance. Maintain insurance with responsible and reputable insurance companies or associations, as determined by the Company in its sole but reasonable discretion, in such amounts and covering such risks as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Company operates;

(d)      Compliance with Law. Comply with the charter and bylaws or other organizational or governing documents of the Company, and any law, treaty, rule or regulation, or determination of an arbitrator or a court or other governmental authority, in each case applicable to or binding upon the Company or any of its property or to which each the Company or any of its property is subject;

(e)      Taxes. Duly pay and discharge all taxes or other claims, which might become a lien upon any of its property except to the extent that any thereof are being in good faith appropriately contested with adequate reserves provided therefore;

(f)      Use of Proceeds. Use the proceeds of the Notes for the purposes described in the Memorandum.

(g)      Notice of Known Events of Default. The Company shall furnish to the Investor Representative a notice of any occurrence of an Event of Default, and what action the Company is taking or proposes to take with respect thereto, promptly after such Event of Default becomes known to the Company.

(h)      Further Assurances. The Company shall execute and deliver any and all such further documents and take any and all such other actions as may be reasonably necessary or appropriate to carry out the intent and purposes of this Note and to consummate the transactions contemplated herein.

6.      Negative Covenants of the Company. So long as this Note remains outstanding and unpaid it will not, nor will it permit any of its Subsidiaries, without the consent of the Investor Representative (such consent not to be unreasonably withheld), to:

(a)      Indebtedness for Borrowed Money. Except as otherwise permitted in this Note any Indebtedness (as defined herein) for borrowed money in excess of (i) CAD $25,000,000 during the twelve (12) month period beginning on the Closing Date, or (ii) CAD $75,000,000 during the period beginning on the Closing Date and ending on the Maturity Date, except in the ordinary course of the Company’s business. For purposes of this Section 6(a), “Indebtedness” shall mean: (i) all obligations of the Company for borrowed money except with respect to inter-company loans between and among the Company and its Subsidiaries, (ii) all obligations of the Company evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of the Company for the deferred and unpaid purchase price of goods or services, except with respect to Capital Expenditures or current accounts payable or accruals arising in the ordinary course of business; and (iv) all guarantees of the Company of obligations described in clauses (i) through (iii) above;

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(b)      Loans; Investments. Lend or advance money, credit or property to or invest in (by capital contribution, loan, purchase or otherwise) any Person in excess of CAD $2,000,000 except: (i) investments in United States, Canadian, Australian, or New Zealand Government obligations, certificates of deposit of any banking institution with combined capital and surplus of at least USD $200,000,000, or short-term banking deposits in Vietnam; (ii) accounts receivable arising out of sales in the ordinary course of business; (iii) inter-company loans between and among the Company and its Subsidiaries; and (iv) investments in an operating company which is in a business synergistic with the business of the Company, which shall provide to the Company additional benefits in addition to the potential return on investment.

(c)      Dividends and Distributions. Pay dividends or make any other distribution on shares of the capital stock of the Company other than inter-company dividends, and distributions between and among the Company and its Subsidiaries;

(d)      Liens. Except as set forth on Schedule 6(d) hereto, shall not create, assume or permit to exist, any lien on any of its property or assets now owned or hereafter acquired except (i) liens in favor of the Holder; (ii) liens granted to secure Indebtedness incurred within the limitations of Section 6(a) or 6(g) hereof; (iii) liens incidental to the conduct of its business or the ownership of its property and assets which were not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than as permitted in Section 6(d)(ii) and which do not materially impair the use thereof in the operation of its business; (iv) liens for taxes or other governmental charges which are not delinquent or which are being contested in good faith; and (v) purchase money liens granted to secure the unpaid purchase price of any assets purchased within the limitations of Section 6(g) hereof;

(e)      Contingent Liabilities. Assume, endorse, be or become liable for or guarantee the obligations of any Person, contingently or otherwise, excluding however, the endorsement of negotiable instruments for deposit or collection in the ordinary course of business or guarantees of the Company made within the limitations of Section 6(a) hereof;

(f)      Sales of Receivables; Sale - Leasebacks. Sell, discount or otherwise dispose of notes, accounts receivable or other obligations owing to the Company, with or without recourse, except for the purpose of collection in the ordinary course of business; or sell any asset pursuant to an arrangement to thereafter lease such asset from the purchaser thereof;

(g)      Capital Expenditures; Capitalized Leases. Expend in the aggregate for the Company and all its Subsidiaries in excess of CAD $100,000,000 in any fiscal year for Capital Expenditures (as defined below), including payments made on account of Capitalized Leases (as defined below). For purposes of the foregoing, Capital Expenditures shall include payments made on account of any deferred purchase price or on account of any Indebtedness (except indebtedness incurred within the limitations of Section 6(a)) incurred to finance any such purchase price. “Capital Expenditures” shall mean for any period, the aggregate amount of all payments made by any Person directly or indirectly for the purpose of acquiring, constructing or maintaining fixed assets, real property or equipment which, in accordance with generally accepted accounting principles, would be added as a debit to the fixed asset account of such Person, including, without limitation, all amounts paid or payable with respect to Capitalized Lease Obligations and interest which are required to be capitalized in accordance with generally accepted accounting principles. “Capitalized Lease” shall mean any lease under which the obligations to pay rent or other amounts constitute Capitalized Lease Obligations. “Capitalized Lease Obligations” shall mean as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under generally accepted accounting principles and, for purposes of this Note, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles;

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(h)      Nature of Business. Materially alter the nature of the Company’s business or otherwise engage in any business other than the business engaged in or proposed to be engaged in on the date of this Note;

(i)      Stock of Subsidiaries. Sell or otherwise dispose of any Subsidiary related to the Company’s interests in the Bong Mieu Project, Phuoc Son Gold Project, or Bau Gold Projects in Vietnam;

(j)      Accounting Changes. Make, or permit any Subsidiary to make any change in their accounting treatment or financial reporting practices except as required or permitted by generally accepted accounting principles in effect from time to time or by law; and

(k)      Merger or Sale.

(i)      The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, consolidate or merge with or into another Person, or sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole in one or more related transactions, to any other Person, unless (A) either the Company or such Subsidiary is the surviving corporation, or (B) the Person formed by or surviving any such consolidation or merger (if other than the Company or such Subsidiary) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made (1) assumes in writing all the obligations of the Company under the Notes and the other Transaction Documents and (2) causes to be delivered to each Holder of any Notes an opinion of nationally recognized independent counsel, or other independent counsel reasonably satisfactory to the Investor Representative, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof, and (C) immediately after such transaction, no default or Event of Default exists.

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The foregoing paragraph in this Section 6(k)(i) shall not apply to (x) a merger of the Company with an Affiliate with no material assets, liabilities or operations solely for the purpose of reincorporating the Company in another jurisdiction; or (y) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Subsidiaries; provided, however, that such consolidation or merger shall comply with subclauses (A) and (B) in the foregoing paragraph.

(ii)      Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company or any of its Subsidiaries permitted by Section 6(k)(i) hereof, the successor corporation formed by such consolidation or into or with which the Company or such Subsidiary is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, lease, conveyance or other disposition, the provisions of this Note referring to the “Company,” or to a “Subsidiary” shall refer instead to the successor corporation and not to the Company or such Subsidiary, as the case may be), may exercise every right and power of the Company or such Subsidiary under this Note with the same effect as if such successor Person had been named as the Company or a Subsidiary herein and shall be bound by every obligation and liability of the Company or such Subsidiary under this Note and the other Transaction Documents, however, that the predecessor Person shall not be relieved from the obligation to pay the principal of and interest on the Notes.

(l)      Transactions with Affiliates. Except for transactions contemplated by the Transaction Documents or as otherwise approved by the Board (including a majority of the independent directors then on the Board) or as disclosed in the SEC Reports or the Memorandum, the Company shall not, and shall cause its Subsidiaries not to enter into any transaction with any director, officer, employee or holder of more than five percent of the outstanding capital stock of any class or series of capital stock of the Company or any Subsidiary, member of the family of any such person, or any corporation, partnership, trust or other entity in which any such person is a director, officer, trustee, partner or holder of more than five percent of the outstanding capital stock thereof.

7.      Company’s Right to Redeem. Redemption or other prepayment of the Notes may only be effected in accordance with this Section 7.

(a)      The Company has the right to redeem all or a portion of this Note at any time prior to the Maturity Date by providing at least 30 days’ written notice (the “Notice of Redemption”) to the Investor Representative (the date on which the Company exercises such early redemption right being referred to as an “Early Redemption Date”). In such event, the price payable on the applicable Early Redemption Date will be equal to (i) the Redemption Price (as defined below)(with the Maturity Gold Price (as defined below) being the average of the Gold Price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding the third (3rd) Business Day prior to the applicable Early Redemption Date subject to a minimum Maturity Gold Price of US$1,850), plus (ii) the lesser of twelve months of interest and the interest due on this Note over the remaining term to maturity, plus (iii) any accrued and unpaid interest.

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(i)      The amount paid on redemption at the Maturity Date (the “Redemption Price”) will be calculated using the following formula:

A x (1 + 70% of (B – US$1,750))
                                  US$1,750

Where:

A = The principal amount of this Note outstanding

B = The Maturity Gold Price

US$1,750 = The Reference Gold Price

In this Note:

“Reference Gold Price” means US$1,750;

“Maturity Gold Price” means the average of the gold price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding the Maturity Reference Date subject to a minimum Maturity Gold Price of US$1,850.

“Maturity Reference Date” means May 1, 2015 (being three (3) Business Days prior to the Maturity Date).

The exchange rate to be used for payments related to this calculation is the Canadian/United States noon exchange rate quoted by the Bank of Canada on the Business Day immediately prior to the Maturity Date or, if applicable, the Early Redemption Date.

(ii)      The Notice of Redemption shall state: (i) the redemption date; (ii) the Redemption Price; (iii) that this Note called for redemption must be surrendered to the Company to collect the redemption price; and (iv) that, unless the Company defaults in making such redemption payment, interest on this Note called for redemption ceases to accrue on the redemption date. If the Company makes an election to redeem Notes pursuant to Section 8(a), it must redeem a pro rata portion of Notes from all Holders of Notes and may not choose to redeem Notes only from a select group of Holders.

(iii)      Upon notice to the Holder that this Note has been called for redemption, this Note will become irrevocably due and payable on the redemption date at the Redemption Price. A notice of redemption may not be conditional.

(iv)      Upon surrender of this Note that is redeemed in part, the Company will deliver to the Holder, at the Holder’s expense, a new promissory note in the same form of this Note equal in principal to the unredeemed portion of the redeemed Note.

(b)      Holder’s Right to Redeem.

(i)      The Holder may, upon notice provided to the Company no later than March 6, 2015, receive on the Maturity Date in lieu of the Redemption Price in cash, the equivalent value in gold in specie. In such event, the number of ounces of gold to be delivered will be calculated by dividing the Redemption Price by the Maturity Gold Price.

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(ii)      The Holder may, at its option, require the Company to redeem this Note or any portion of the outstanding principal and interest due on this Note at any time or in part from time to time, upon four (4) weeks’ prior written notice to the Company, at a redemption price, payable in cash, equal to one hundred and nine percent (109%) of the principal amount of this Note then outstanding, together with accrued but unpaid interest, upon any of the following events:

(A)      a Fundamental Transaction of the Company (which is defined as (i) combination or merger (including a merger in which the Company is the surviving entity), (ii) sale or other disposition of all or substantially all of the Company’s assets or distribution of property to shareholders (other than distributions payable out of earnings or retained earnings), or reclassification, change or conversion of the outstanding securities of the Company or of any reorganization of the Company or any similar corporate reorganization on or after the date hereof;

(B)      a Change of Control; or

(C)      the liquidation, dissolution or wind-up of the affairs of the Company or any Significant Subsidiary (as defined in Rule 405 of the Securities Act).

For purposes of this Section 7, “Change of Control” means the occurrence after the date hereof of any of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 50% of the voting securities of the Company (other than by means of conversion or exercise of the Notes), (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the Company or the successor entity of such transaction, (c) the Company sells or transfers all or substantially all of its assets to another Person and the stockholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the acquiring entity immediately after the transaction, (d) a replacement at one time or within a three year period of more than one-half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the Board of Directors on the First Closing Date (or by those individuals who are serving as members of the Board of Directors on any date whose nomination to the Board of Directors was approved by a majority of the members of the Board of Directors who are members on the First Closing Date), or (e) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

(iii)      The redemption notice shall set forth (i) the redemption date; (ii) the redemption price; (iii) the reason under Section 7(b)(ii) above why redemption is available, and (iv) that this Note is being surrendered to the Company to collect the redemption price payable under section 7(b)(ii); and (iv) that, unless the Company defaults in making such redemption payment, interest on this Note called for redemption ceases to accrue on the redemption date.

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(iv)      Upon notice to the Company that this Note is being redeemed by the Holder, this Note will become irrevocably due and payable on the redemption date at the redemption price. A notice of redemption may not be conditional.

(v)      Upon surrender of this Note that is redeemed in part, the Company will deliver to the Holder, at the Holder’s expense, a new promissory note in the same form of this Note equal in principal to the unredeemed portion of the redeemed Note.

8.      Holder Not Deemed a Stockholder. No Holder, as such, of this Note shall be entitled to vote or receive dividends or be deemed the holder of shares of the Company for any purpose, nor shall anything contained in this Note be construed to confer upon the Holder hereof, as such, any of the rights at law of a stockholder of the Company.

9.      Mutilated, Destroyed, Lost or Stolen Notes. In case this Note shall become mutilated or defaced, or be destroyed, lost or stolen, the Company shall execute and deliver a new note of like principal amount in exchange and substitution for the mutilated or defaced Note, or in lieu of and in substitution for the destroyed, lost or stolen Note. In the case of a mutilated or defaced Note, the Holder shall surrender such Note to the Company. In the case of any destroyed, lost or stolen Note, the Holder shall furnish to the Company: (i) evidence to its satisfaction of the destruction, loss or theft of such Note and (ii) such security or indemnity as may be reasonably required by the Company to hold the Company harmless.

10.      Waiver of Demand, Presentment, etc. The Company hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, bringing of suit and diligence in taking any action to collect amounts called for hereunder and shall be directly and primarily liable for the payment of all sums owing and to be owing hereunder, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder. The Company agrees that, in the event of an Event of Default, to reimburse the Holder for all reasonable costs and expenses (including reasonable legal fees of one counsel) incurred in connection with the enforcement and collection of this Note.

11.      Payment. All payments with respect to this Note shall be made in lawful money of Canada, at the address of the registered Holder as of the date hereof or as designated in writing by the Holder from time to time. The receipt by the Holder of immediately available funds shall constitute a payment of principal and interest hereunder and shall satisfy and discharge the liability for principal and interest on this Note to the extent of the sum represented by such payment. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to principal.

12.      Assignment. The rights and obligations of the Company and the Holder of this Note shall be binding upon, and inure to the benefit of, the successors and permitted assigns of the parties hereto. The Holder may not assign, pledge or otherwise transfer this Note or any interest therein without the prior written consent of the Company. Interest and principal are payable only to the registered Holder of this Note on the books and records of the Company.

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13.      Waiver and Amendment. Any provision of this Note, including, without limitation, the due date hereof, and the observance of any term hereof, may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Investor Representative.

14.      Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if given in accordance with the provisions of Section 9.2 of the SPA.

15.      Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, USA, excluding that body of law relating to conflicts of laws.

16.      Consent to Jurisdiction. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Note (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, New York for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Note, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. THE COMPANY AND, BY ITS ACCEPTANCE HEREOF, THE HOLDER (INCLUDING THEIR RESPECTIVE AFFILIATES, AGENTS, OFFICERS, DIRECTORS AND EMPLOYEES) HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

17.      Severability. In case any one or more of the provisions of this Note shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Note shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Note.

18.      Headings. Section headings in this Note are for convenience only, and shall not be used in the construction of this Note.

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19.      Rank and Subordination. The Notes are subordinated in right of principal and interest to all senior secured debt of the Company and the Notes rank pari passu with one another, in accordance with their terms without discrimination, preference or priority and, except to the extent prescribed by law, with all other present and future unsubordinated and unsecured Indebtedness of the Company.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Company has caused this Note to be issued as of the date first above written.

OLYMPUS PACIFIC MINERALS INC.

By:     ______________________________________________
           Name:
           Title:

Acknowledgment
_______________acknowledges receipt of the 8% Unsecured Redeemable Gold-Linked Note due May 6, 2015, which amends and restates the 9% Subordinated Unsecured Convertible Redeemable Promissory Note Dated March 26, 2010.

By: ________________________________

Printed Name: ________________________

Title: _______________________________

Date: _______________________________

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ASSIGNMENT FORM

TO: OLYMPUS PACIFIC MINERALS INC.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ___________________ (name), __________________________________________(address), CDN$______of 8% Unsecured Redeemable Gold-Linked Notes (“Notes”) of Olympus Pacific Minerals Inc. (the “Company”) registered in the name of the undersigned on the records of the Company represented by the within certificate and irrevocably appoints _____________________________________the attorney of the undersigned to transfer the said securities on the books or register with full power of substitution.

DATED this ________day of, __________________, 20 ____.

(Witness)	(Signature of Registered Note Holder)

(Print name of Registered Note Holder)

Signature of transferor guaranteed by:

*

*Authorized Signature Number

Instructions:

1.	Signature of Holder must be the signature of the person appearing on the face of the Note.

2.

If the transfer of Notes is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Company.

Note:

The signature to this transfer form must correspond with the name as recorded on the certificate(s) in every particular without alteration or enlargement or any change whatsoever. The signature of the person executing this transfer form must be guaranteed by a Chartered Bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

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Schedule 6(d)

Permitted Liens

None.

Exhibit B

Solicitation Agent Agreement

SOLICITATION AGENT AGREEMENT

November 6, 2012

Ladies and Gentlemen:

1.      The Consent Solicitation. Olympus Pacific Minerals, Inc., a Canadian corporation (together with its subsidiaries, “Olympus Pacific”) proposes to engage you to solicit (the “Solicitation”) consents (the “Consents”) from the holders (each, a “Holder” and, collectively, the “Holders”) of its (1) 8% Senior Secured Redeemable Gold Delivery Promissory Notes Due May 31, 2013 (the “Gold Loan Notes”), (2) 9% Unsecured Convertible Redeemable Notes due March 26, 2014 (the “2014 Notes”), and (3) 8% Unsecured Convertible Redeemable Notes Due May 6, 2015 (the “2015 Notes” and together with the Gold Loan Notes and the 2014 Notes, the “Notes”). The Solicitation will be on the terms and subject to the conditions to be set forth in a Consent Solicitation Statement (as amended, supplemented, modified or extended from time to time, and with all attachments thereto, including the consent form for holders and the beneficial holder consent form, the “Statement”) to be prepared by Olympus Pacific, which shall form a part of this Solicitation Agent Agreement (as amended, supplemented or modified from time to time, this “Agreement”). The Statement will seek the approval of the Holders to make the amendments described in the Statement, including, without limitation, eliminating the conversion rights of the Holders of the 2014 and 2015 Notes, modifying the interest rate of the 2014 Notes, providing for a gold price participation arrangement for the 2014 and 2015 Notes, eliminating the security interest under the Gold Loan Notes, adjusting maturity dates and effectuating the other amendments contained in Schedule A of the Statement (the “Proposed Amendments”). If the Consent Condition (as defined in the Statement) is satisfied or waived by Olympus Pacific, Olympus Pacific and the Investor Representative for the Notes will enter into and effectuate the Proposed Amendments as they relate only to those Holders who have provided their consent. The Notes were not registered with the Securities and Exchange Commission (the “Commission”) and the Solicitation shall be structured to be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and applicable Canadian securities laws, as well as from the requirements of Rule 13e-4 and Section 14D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.      Incorporation by Reference of Engagement Agreement. Olympus Pacific appointed as its exclusive solicitation agent (herein referred to as “you” or the “Solicitation Agent”) pursuant to that certain engagement letter, dated October 17, 2012, between Olympus Pacific and you (the “Engagement Letter”) and authorized you to act as such in connection with the Solicitation. The Engagement Letter, including all of its terms, provisions, agreements and conditions, is hereby incorporated into this Agreement by reference as if all of the provisions of the Engagement Letter were stated in this Agreement and agreed upon herein.

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3.      The Consent Solicitation Material. You are authorized to use copies of the Statement (once approved in writing as being in final form by you and Olympus Pacific) in connection with the Solicitation. The disclosure contained in the Statement is the sole responsibility of Olympus Pacific.

You hereby agree, as Solicitation Agent, that you will not disseminate any written material for or in connection with the solicitation and delivery of Consents pursuant to the Solicitation other than the Statement without the prior written approval of Olympus Pacific.

Olympus Pacific and you will agree regarding any amendment or supplement to the Statement and preparation or approval of any other materials for use in connection with the Solicitation (the “Other Materials”). If, at any time, any event will have occurred as a result of which the Statement as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or would make it necessary to correct any material statement in any earlier communication with respect to the Solicitation, Olympus Pacific will notify you and prepare an amended Statement or a supplement to the Statement which will correct such statement or omission. Olympus Pacific will advise you promptly if any information previously provided becomes inaccurate in any material respect.

Olympus Pacific agrees that none of the parts constituting the Statement will be filed with the Commission or any other federal, state, local or foreign governmental or regulatory authorities or any court, other than the filing of the Statement on Form CB and Form 6-K with the Commission, and in Canada as a material change report if deemed necessary by Olympus Pacific, without first obtaining your prior approval, which approval shall not be unreasonably withheld or delayed. In the event that (i) Olympus Pacific uses or permits the use of the Statement or any Other Materials in connection with the Solicitation or files any such material with the Commission or any other agency without your prior approval, or (ii) Olympus Pacific shall have breached in any material respect any of the representations or warranties, or failed to perform in any material respect its obligations, under this Agreement, then you shall be entitled to withdraw as Solicitation Agent in connection with the Solicitation without any liability or penalty to you or any Indemnified Person (as defined in the Engagement Letter) and you shall remain entitled to the indemnification provided for herein and in the Engagement Letter and to receive the payment of the fees, if any, and your expenses payable under this Agreement which have accrued to the date of such withdrawal promptly after such date.

4.      Representations and Warranties of Olympus Pacific. Olympus Pacific represents and warrants to you that:

(a)      Olympus Pacific and each of its subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither Olympus Pacific nor any of its subsidiaries is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of Olympus Pacific and each of its subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have a material adverse effect on the business, properties, financial position, results of operations or prospects of Olympus Pacific and its subsidiaries taken as a whole.

(b)      Olympus Pacific has the power and authority to take and prior to completion of the Solicitation will have taken all necessary action to authorize (i) the Solicitation, the other transactions contemplated by this Agreement and the Statement, (ii) the execution, delivery and performance of this Agreement and the Proposed Amendments, and this Agreement has been duly executed and delivered on behalf of Olympus Pacific and, assuming due authorization, execution and delivery of this Agreement by you, is a legal, valid and binding obligation of Olympus Pacific enforceable against Olympus Pacific in accordance with its terms, except that the enforceability hereof may be limited by (x) bankruptcy, insolvency, reorganization, moratorium and other laws now or hereafter in effect relating to creditors’ rights generally and (y) general principles of equity.

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(c)      The Solicitation, the other transactions contemplated by this Agreement or the Statement, and the execution, delivery and performance of this Agreement and the Proposed Amendments and all related agreements by Olympus Pacific, comply and will comply in all material respects with all applicable requirements of federal, state, local and Canadian federal or provincial law, including any applicable regulations of the Commission and any Canadian governmental or regulatory authorities (each an “Other Agency” and collectively the “Other Agencies”), and all applicable judgments, orders or decrees; and no consent, authorization, approval, order, exemption, registration, qualification or other action of, or filing with or notice to, the Commission or any Other Agency is required in connection with the execution, delivery and performance of this Agreement and the Proposed Amendments or any related agreement by Olympus Pacific, the making or consummation by Olympus Pacific of the Solicitation, or the consummation of the other transactions contemplated by this Agreement or the Statement except where the failure to make such consent, authorization, approval, order, exemption, registration, qualification or other action or filing or notification would not adversely affect the ability of Olympus Pacific to execute, deliver and perform this Agreement and the Proposed Amendments and such related agreements, as applicable, and to commence and consummate the Solicitation and such other transactions in accordance with their respective terms.

(d)      The Solicitation, the other transactions contemplated by this Agreement or the Statement, and the execution, delivery and performance of this Agreement, the Proposed Amendments and all related agreements by Olympus Pacific do not and will not (i) conflict with or result in a violation of any of the provisions of the governing documents of Olympus Pacific or any of its subsidiaries, (ii) conflict with or violate in any material respect any federal, state, local or Canadian federal or provincial law, rule, regulation, order, judgment or decree applicable to Olympus Pacific or any of its subsidiaries or by which any property or asset of Olympus Pacific or any of its subsidiaries is bound or, upon the occurrence of a contingency, may be bound or (iii) result in a breach of any of the material terms or provisions of, or constitute a default (with or without due notice, lapse of time or both) under, the documents governing the Notes or any loan, credit agreement, indenture, mortgage, note or other agreement or instrument to which Olympus Pacific or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or, upon the occurrence of a contingency may be bound, except in each case where such conflict, violation, breach or default would not adversely affect the ability of Olympus Pacific to execute, deliver and perform this Agreement and the Proposed Amendments and such related agreements, as applicable, and to commence and consummate the Solicitation and such other transactions in accordance with their respective terms.

(e)      Since the date of the latest financial statements of Olympus Pacific that were filed with the Commission, and except as disclosed by Olympus Pacific on Form 6-K with the Commission, there has been no material adverse change, nor any development or event that would reasonably be expected to result in a material adverse change, in the operations, assets, condition (financial or otherwise) or prospects of Olympus Pacific and its subsidiaries taken as a whole.

(f)      Each of the representations and warranties set forth in this Agreement will be true and correct on and as of the date on which the Solicitation is commenced and on and as of the date on which Statement is first distributed to Holders of the Notes and through the last date on which any Consents are delivered pursuant to the Solicitation.

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(g)      There is no action, suit, proceeding, inquiry or investigation pending or, to the knowledge of Olympus Pacific, threatened in writing against or affecting Olympus Pacific before or brought by any court or other governmental authority or arbitration board or tribunal that seeks to restrain, enjoin, prevent the consummation of or otherwise questions the validity or legality of the transactions contemplated by this Agreement and the Statement and no order preventing or suspending the use of the Statement or Other Materials has been issued by the Commission or any Other Agency.

(h)      The Statement and Other Materials do not contain and will not contain, as of the date of the execution of the Proposed Amendments, any untrue statement of a material fact, and does not omit, and will not omit, as of the date of the execution of the Proposed Amendments, to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading.

5.      Representations and Warranties of the Solicitation Agent.

(a)      You acknowledge that the Solicitation has not been registered under the Securities Act and may be conducted within the United States only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws of any state, territory or possession of the United States.

(b)      In conducting the Solicitation, you shall comply with all applicable United States broker-dealer requirements.

(c)      The Solicitation shall be conducted in compliance with Rule 4(a)(2) (formerly, Section 4(2)) of the Securities Act and Rule 506 thereunder.

(d)      Each consenting Holder of a Note shall be an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act.

(e)      In connection with Solicitation, no form of general solicitation or general advertising (each as used under Rule 502(c) of Regulation D under the Securities Act) has been or will be used.

(f)      On the expiration date of the Solicitation, there shall have been delivered to Olympus Pacific by you, a certificate reaffirming the representations set forth in this Section 5.

6.      Notification of Certain Events. Olympus Pacific shall advise you promptly of (i) the occurrence of any event which could cause Olympus Pacific to withdraw, rescind, modify or terminate the Solicitation or the other transactions contemplated by this Agreement or the Statement and (ii) the occurrence of any event, or the discovery of any fact, the occurrence or existence of which Olympus Pacific believes would cause the Statement to contain a material misstatement or omission or would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect .

7.      Indemnification. In accordance with Section 2 of this Agreement, the indemnification provisions of Schedule C of the Engagement Letter are incorporated by reference herein and shall apply to this Agreement and, without limiting the generality of the foregoing, Olympus Pacific shall indemnify you and the Indemnified Parties (as defined in the Engagement Letter) in accordance with such Schedule C for any losses, claims, damages and liabilities (or actions, including shareholder actions, in respect thereof) arising as a result of the services being provided by you to Olympus Pacific under this Agreement or as a result of any breach by Olympus Pacific of any representation, warranty, covenant or agreement contained in this Agreement, and if the indemnification provided for in this Agreement is for any reason held unenforceable, Olympus Pacific agrees to contribute to the losses, claims, damages and liabilities for which such indemnification is unenforceable as and to the same extent specified in Schedule C to the Engagement Letter.

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8.      Conditions to Obligations of the Solicitation Agent. The obligation of the Solicitation Agent to act as a Solicitation Agent hereunder shall at all times be subject, in its discretion, to the conditions that:

(a)      All representations and warranties of Olympus Pacific contained herein or in any certificate or writing delivered hereunder at all times during the Solicitation shall be true and correct in all material respects.

(b)      Olympus Pacific at all times during the Solicitation shall have performed, in all material respects, all of its obligations hereunder required as of such time to have been performed by it.

(c)      Counsel for Olympus Pacific shall have delivered to the Solicitation Agent one or more opinions as of the date that the Proposed Amendments are effectuated, covering the following matters:

(i)      Olympus Pacific Minerals, Inc. is validly existing as a corporation and in good standing under the laws of its jurisdiction of incorporation and has the corporate power and authority to conduct its business as described in the Statement and Other Materials and is duly qualified to do business in each jurisdiction in which it owns or leases any material real property or in which it conducts any material operations. Olympus Pacific Minerals, Inc has all necessary corporate power and authority to execute and deliver this Agreement and the Proposed Amendments and perform its obligations hereunder and thereunder and to consummate the Solicitation in accordance with its terms.

(ii)      Olympus Pacific Minerals, Inc. has duly taken all necessary corporate action to authorize the making and consummation of the Solicitation and the execution, delivery and performance by Olympus Pacific of this Agreement and the Proposed Amendments.

(iii)      This Agreement has been duly executed and delivered by Olympus Pacific, and assuming the due authorization, execution and delivery of this Agreement by the Solicitation Agent, this Agreement constitutes a legal, valid and binding obligation of Olympus Pacific, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(iv)      The Proposed Amendments have been duly executed and delivered by Olympus Pacific Minerals, Inc, and assuming the due authorization, execution and delivery of the Proposed Amendments by the Investor Representative, the Proposed Amendments will constitute a legal, valid and binding obligation of Olympus Pacific Minerals, Inc, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

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(v)      The making and consummation of the Solicitation and the execution, delivery and performance by Olympus Pacific of this Agreement and the Proposed Amendments do not and will not conflict with, or result in a breach or violation of, or constitute a default under, any of the provisions of (I) the transaction documents governing the Notes, and (II) the articles of incorporation or bylaws (or similar organizational documents) of Olympus Pacific, or (III) the documents governing the Notes or any loan, credit agreement, indenture, mortgage, note or other agreement or instrument to which Olympus Pacific or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or, upon the occurrence of a contingency may be bound.

(vi)      Except for required filings that have been made or will be made within prescribed time periods, no consent, approval, authorization, order of, or registration, qualification or filing with, any court or regulatory authority or governmental agency or instrumentality is or will be required of Olympus Pacific Minerals, Inc under Canadian corporate or United States federal law or regulation in connection with the making and consummation of the Solicitation or the execution and delivery of this Agreement or the Proposed Amendments, provided that no opinion is being delivered as to the application of United States state or federal tender offer rules.

(d)      No stop order, restraining order or injunction has been issued by the Commission or any court, and no litigation shall have been commenced or threatened before the Commission or any court, with respect to (i) the making or the consummation of the Solicitation, (ii) the execution, delivery or performance by Olympus Pacific of this Agreement or the Proposed Amendments or (iii) any of the transactions in connection with, or contemplated by, the Solicitation Documents, which, in the case of any of the foregoing clauses (i), (ii) or (iii), the Solicitation Agent or its legal counsel in good faith believes makes it inadvisable for the Solicitation Agent to continue to render services pursuant hereto and it shall not have otherwise become unlawful under any law or regulation, federal, state or local, for the Solicitation Agent so to act, or continue so to act, as the case may be.

(e)      On the expiration date of the Solicitation, there shall have been delivered to the Solicitation Agent, on behalf of Olympus Pacific, a certificate of the Chief Executive Officer and the Chief Financial Officer of Olympus Pacific, dated as of such date, and stating that the representations and warranties set forth in Section 4 hereof are true and accurate as if made on such date.

(f)      Olympus Pacific shall have advised the Solicitation Agent promptly of (i) the occurrence of any event which could cause Olympus Pacific to withdraw, rescind or terminate the Solicitation, (ii) the occurrence of any event, or the discovery of any fact, the occurrence or existence of which it believes would make it necessary or advisable to make any change in the Statement or Other Materials being used or would cause any representation or warranty contained in this Agreement to be untrue or inaccurate, (iii) any proposal by Olympus Pacific or requirement to make, amend or supplement the Statement or Other Materials or any filing in connection with the Solicitation pursuant to federal securities laws or any applicable law, rule or regulation, (iv) its awareness of the issuance by any regulatory authority of any comment or order or the taking of any other action concerning the Solicitation (and, if in writing, will have furnished the Solicitation Agent with a copy thereof), (v) its awareness of any material developments in connection with the Solicitation, including, without limitation, the commencement of any lawsuit relating to the Solicitation and (vi) any other information relating to the Solicitation, the Statement or Other Materials or this Agreement which the Solicitation Agent may from time to time reasonably request.

9.      Termination. In accordance with Section 2 of this Agreement, this Agreement shall terminate as specified in the Engagement Letter; it being understood that Sections 4, 6, 8, and 9 through 18 (inclusive) hereof shall survive any termination of this Agreement.

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10.      Notices. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be given (and shall be deemed to have been given upon receipt) by delivery in person, by telecopy, by overnight courier service, or by registered or certified mail (postage prepaid, return receipt requested) to the applicable party at the addresses specified in the Engagement Letter.

11.      Consent to Jurisdiction; Service of Process. Olympus Pacific and the Solicitation Agent each hereby (a) submits to the jurisdiction of any New York State or Federal court sitting in the City of New York with respect to any actions and proceedings arising out of or relating to this Agreement, (b) agrees that all claims with respect to such actions or proceedings may be heard and determined in such New York State or Federal court, (c) waives the defense of an inconvenient forum, (d) agrees not to commence any action or proceeding relating to this Agreement other than in a New York State or Federal court sitting in the City of New York and (e) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

12.      Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

13.      Amendment. This Agreement may not be amended except in writing signed by each of Olympus Pacific and the Solicitation Agent. Any such amendment will bind all parties in interest, including all Indemnified Persons, without notice to or consent from any such parties in interest.

14.      Governing Law. THE VALIDITY AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

15.      Waiver of Jury Trial. OLYMPUS PACIFIC AND THE SOLICITATION AGENT EACH HEREBY AGREES TO WAIVE ANY RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM OR ACTION ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE SOLICITATION).

16.      Counterparts; Severability. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Olympus Pacific and the Solicitation Agent each hereby agrees to be bound by signatures transmitted via facsimile or email. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

17.      Parties in Interest. This Agreement, including rights to indemnity and contribution hereunder, shall be binding upon and inure solely to the benefit of each party hereto, any Indemnified Persons and their respective successors, heirs and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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18.      Assignment. This Agreement shall not be assignable, in whole or in part, directly or indirectly, by either Olympus Pacific or the Solicitation Agent without the prior written consent of the other, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void.

19.      Independent Contractor. You shall act hereunder as an independent contractor and shall not be deemed the agent or fiduciary of Olympus Pacific or any of its affiliates, equity holders or creditors or of any other person, and all of your duties pursuant to this Agreement shall be owed solely to Olympus Pacific.

[Signatures Follow.]

NOTE AMENDMENT AGREEMENT

THIS NOTE AMENDMENT AGREEMENT (the “Agreement”) is made and entered into on and effective as of this 21st day of November 2012 by and between Olympus Pacific Minerals Inc., a Canadian corporation (the “Company”) and Euro Pacific Capital, Inc. (the “Investor Representative”).

RECITALS

A.      On May 6, 2011, pursuant to the terms of a Securities Purchase Agreement among the Company, the Investor Representative and certain investors (the “Investors”), the Investors purchased 8% Unsecured Convertible Redeemable Promissory Notes, issued by the Company in the aggregate principal amount of USD$14,600,000 due May 6, 2015 (the “Notes”).

B.      The Notes mature on May 6, 2015, require 8% interest per annum to be paid on a semi-annual basis and permit conversion into shares of common stock of the Company.

C.      The Company and the Investor Representative may amend the Notes and the Securities Purchase Agreement in accordance with their terms.

D.      Pursuant to the terms of an engagement letter dated October 17, 2012, the Form of Amended and Restated Note, attached hereto as Exhibit A, and the Solicitation Agent Agreement attached hereto as Exhibit B, the Investor Representative and the Company have agreed to modify the Notes of such Investors who consent to such modifications to: (i) remove the convertible feature of the Notes, (ii) permit the Investor to redeem the principal of the Notes into gold specie, and (ii) include a gold price participation arrangement for the redemption price of the Notes (collectively the “Amendments”), if the Investor Representative is able to obtain the consent of Investors holding a minimum of 15% of the outstanding principal amount of the Notes, the Company’s 8% Senior Secured Redeemable Gold Delivery Promissory Notes Due May 31, 2013 and the Company’s 9% Unsecured Convertible Redeemable Notes due March 26, 2014.

AGREEMENT

THEREFORE, in consideration of the mutual promises, covenants, representations and warranties contained in, and of the mutual benefits derived from the transactions contemplated therein, the Company and the Investor Representative agree as follows:

1.      The Notes of the Investors who consent to the Amendments (the “Consenting Investors”) shall be amended and restated based on the terms of the Amended and Restated Notes attached hereto as Exhibit A.

2.      The Investor Representative represents, warrants and confirms that:

(a)	to its knowledge, there are currently no defaults under the Notes, or the Securities Purchase Agreement;

(b)

it has the requisite legal power and capacity to execute and deliver this Agreement and to agree to enter into the Amended and Restated Notes and upon execution, such documents will constitute the valid and legally binding obligations of the Investor Representative and the Consenting Investors, enforceable in accordance with their terms.

3.      Applicable Law. This Agreement shall be governed by and construed with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction and shall be treated in all respects as a New York contract.

4.      Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which when taken together shall constitute one and the same instrument.

remainder of the page intentionally left blank

IN WITNESS WHEREOF, the Company and the Investor Representative have each executed this Agreement effective as the first date written above.

OLYMPUS PACIFIC MINERALS INC.

By: ________________________________

Printed Name: ________________________

Title: _______________________________

EURO PACIFIC CAPITAL, INC.

By: ________________________________

Printed Name: ________________________

Title: _______________________________

Exhibit A

Form of Amended and Restated Note

U.S. LEGENDS:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. NOTWITHSTANDING THE FOREGOING, THE SECURITIES REPRESENTED BY THIS NOTE MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR REFINANCING ARRANGEMENT SECURED BY THE SECURITIES.

THIS NOTE AS ORIGINALLY ISSUED WAS ISSUED WITH AN ORIGINAL ISSUE DISCOUNT FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. THE TOTAL AMOUNT OF THE ORIGINAL ISSUE DISCOUNT ON THIS NOTE AS ORIGINALLY ISSUED WAS US$0.16 PER US$1.00 OF PRINCIPAL. THE ISSUE DATE OF THE ORIGINAL NOTE WAS MAY 6, 2011, AND THE YIELD TO MATURITY ON THE ORIGINAL ISSUE DATE WAS 13.17%, COMPOUNDED SEMIANNUALLY. THE AMENDED AND RESTATED NOTE MAY ALSO HAVE AN ORIGINAL ISSUE DISCOUNT FOR UNITED STATES FEDERAL INCOME TAX PURPOSES, HOWEVER, SUCH AMOUNT HAS NOT BEEN DETERMINED.

OLYMPUS PACIFIC MINERALS INC.

8% UNSECURED REDEEMABLE GOLD-LINKED NOTES

(AMENDS AND RESTATES THE 8% UNSECURED CONVERTIBLE REDEEMABLE NOTE DATED MAY 6, 2011)

US$ _____________	NOVEMBER 21, 2012

FOR VALUE RECEIVED, OLYMPUS PACIFIC MINERALS INC., a corporation continued under the Canada Business Corporations Act (the “Company”), promises to pay to ____________ (the “Holder”), the principal sum of _______________ DOLLARS in lawful money of the United States (US$ ________ ) (the “Principal”), with interest payable on the outstanding amount thereof at the rate of eight percent (8%) per annum. The outstanding Principal amount hereof and all accrued but unpaid interest thereon shall be paid in full to the Holder on May 6, 2015 (the “Maturity Date”). References herein to an amount designated as “U.S. Dollars,” “United States Dollars,” “US Dollars” or “US$” are to such amount in lawful money or currency of the United States; and references herein to an amount designated as “Canadian Dollars” or “CAD$” are to such amount in lawful money or currency of Canada.

Capitalized terms used herein but not otherwise defined herein shall have the meaning ascribed to them in that certain Securities Purchase Agreement, dated May 6, 2011 (the “SPA”), pursuant to which the Holder acquired the 8% Unsecured Convertible Redeemable Note.

The following is a statement of the rights of the Holder of this Note and the terms and conditions to which this Note is subject, and to which the Holder, by acceptance of this Note, agrees:

1.      Series. This Note amends and restates one of a series of 8% Unsecured Convertible Redeemable Notes of the Company in the aggregate principal amount of up to a maximum of Fourteen Million Six Hundred Thousand United States Dollars (US$14,600,000) (collectively, the “Notes”) as described in the Memorandum.

2.      Principal Repayment. The outstanding Principal amount of this Note shall be payable on the Maturity Date, unless this Note has been earlier redeemed as described below.

3.      Interest. From May 6, 2011 until May 31, 2012, interest (the “Interest”) accrued on the unpaid Principal amount of this Note at the rate of eight percent (8%) per annum, and was paid semi-annually in arrears on the thirtieth (30th) day of each November and the thirty-first (31st) day of each May, commencing on November 30, 2011, or (in each case) on the next following Business Day if such thirtieth (30th) day or thirty-first (31st) day (as applicable) was not a Business Day. From June 1, 2012 until November 20, 2012 interest accrued on the unpaid Principal amount at the rate of eight percent (8%) per annum and is payable on November 30, 2012. From November 21, 2012 until the Maturity Date, Interest shall accrue on the unpaid Principal amount of this Note in full at the rate of eight percent (8%) per annum, payable semi-annually in arrears on the thirtieth (30th) day of each November and the thirty-first (31st) day of each May, or (in each case) on the next following Business Day if such thirtieth (30th) day or thirty-first (31st) day (as applicable) is not a Business Day (each, an “Interest Payment Date”). This Note will cease accruing Interest on the earliest of: (i) the Maturity Date; and (ii) if this Note is redeemed in accordance with Section 7, the date specified in the notice of redemption. All computations of the interest rate hereunder shall be made on the basis of the actual number of days elapsed in each semi-annual period between Interest Payment Dates. In the event that any interest rate provided for herein shall be determined to be unlawful, such interest rate shall be computed at the highest rate permitted by applicable law. Any payment by the Company of any interest amount in excess of that permitted by law shall be considered a mistake, with the excess being applied to the principal of this Note without prepayment premium or penalty. The Company shall, at its sole expense, report interest income on this Note, if any, to the Holder on a Canadian NR4 or other appropriate form in accordance with Canadian or other applicable law. The Company shall bear sole responsibility for any costs or fees in connection with the payment of Interest with respect to this Note, including, but not limited, to wire transfer fees, bank check fees and escrow agent fees.

4.      Events of Default. In the event that any of the following (each, an “Event of Default”) shall occur:

(a)      Non-Payment. The Company shall default in the payment of the principal of, or accrued interest on, this Note as and when the same shall become due and payable, whether by acceleration or otherwise; or

(b)      Default in Covenants. The Company shall default in any material manner in the observance or performance of the affirmative or negative covenants or agreements on its part to be observed or performed set forth in the SPA, this Note or any other Transaction Document; or

(c)      Breach of Representations and Warranties. The Company breaches in any material respect any representation or warranty contained in any of the Transaction Documents; or

(d)      Exchange Act or Exchange Requirements. Any termination of registration or suspension of the Company’s reporting obligations under the Exchange Act or suspension from trading on the TSX (it being agreed that the delisting of the Common Stock from any national exchange in the United States shall not be an Event of Default if the Common Stock is, within ten (10) Business Days of the effective date of such delisting, quoted on the OTCBB or the OTC QX)), or the Company’s failure to file reports with the SEC on a timely basis as required by the Exchange Act; or

(e)      Judgments. Any final, non-appealable judgment, decree or order for the payment of money is entered against any of the Company or its Subsidiaries in an amount equal to CAD$1,000,000 or more by a court having jurisdiction and the same remains unsatisfied or unbonded for more than twenty (20) days; or

(f)      Illegality of Notes. Any court of competent jurisdiction issues a final, non-appealable judgment, decree or order declaring the Notes or any provision thereunder to be illegal; or

(g)      Cross Default. There occurs with respect to any agreement, indenture or instrument under which the Company or its Subsidiaries have Indebtedness of CAD$1,000,000 or more in the aggregate: (i) a default with respect to any payment obligation thereunder that then entitles the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity, or (ii) any other default thereunder that entitles, and has caused, the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity; and in both cases such default continues after the applicable grace period, if any, specified in the agreement, indenture or instrument relating to such Indebtedness; or

(h)      Bankruptcy. The Company shall: (i) admit in writing its inability to pay its debts as they become due; (ii) apply for, consent to, or acquiesce in, the appointment of a trustee, receiver, sequestrator or other custodian for the Company or any of its property, or make a general assignment for the benefit of creditors; (iii) in the absence of such application, consent or acquiesce in, permit or suffer to exist the appointment of a trustee, receiver, sequestrator or other custodian for the Company or for any part of its property or assets; or (iv) permit or suffer to exist the commencement of any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution, winding up or liquidation proceeding, in respect of the Company, and, if such case or proceeding is not commenced by the Company or converted to a voluntary case, such case or proceeding shall be consented to or acquiesced in by the Company or shall result in the entry of an order for relief; then, and so long as such Event of Default is continuing for a period of two (2) Business Days in the case of Section 4(a), a period of five (5) Business Days in the case of Sections 4(f) or 4(g) or for a period of thirty (30) calendar days in the case of events under Sections 4(b), 4(c), 4(d) or 4(e) (and the event which would constitute such Event of Default, if curable, has not been cured), after written notice of such Event of Default is received by the Company from the Investor Representative, all Principal under this Note and all accrued and unpaid interest thereon shall be immediately due and payable in cash without presentment, demand, protest or any other action of the Holder of any kind, all of which are hereby expressly waived, and Holder may exercise any other remedies the Holder may have at law or in equity. If an Event of Default specified in Section 4(h) above occurs, all Principal under this Note and all accrued and unpaid interest thereon shall automatically, and without any declaration or other action on the part of any Holder, become immediately due and payable in cash. Following an Event of Default interest shall accrue on the outstanding principal balance at a rate of thirteen percent (13%) per annum from the date of such Event of Default until the date the unpaid principal balance hereof is paid in full.

5.      Affirmative Covenants of the Company. The Company hereby agrees that, so long as the Note remains outstanding and unpaid, or any other amount is owing to the Holder hereunder, the Company shall:

(a)      Corporate Existence and Qualification. Take the necessary steps to preserve its corporate existence and its right to conduct business in all jurisdictions in which the nature of its business requires qualification to do business, except where the failure to be so qualified or in good standing, as the case may be, would not have or reasonably be expected to result in a Material Adverse Effect; provided, however, BM Thai HoldCo may merge with or liquidate into Formwell Holdings Limited pursuant to an internal restructuring;

(b)      Books of Account. Keep its books of account in accordance with good accounting practices;

(c)      Insurance. Maintain insurance with responsible and reputable insurance companies or associations, as determined by the Company in its sole but reasonable discretion, in such amounts and covering such risks as is usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Company operates;

(d)      Compliance with Law. Comply with the charter and bylaws or other organizational or governing documents of the Company, and any law, treaty, rule or regulation, or determination of an arbitrator or a court or other governmental authority, in each case applicable to or binding upon the Company or any of its property or to which each the Company or any of its property is subject, except as would not have or reasonably be expected to result in a Material Adverse Effect;

(e)      Taxes. Duly pay and discharge all material taxes or other material claims, which may become a lien upon any of its property except to the extent that any thereof are being in good faith appropriately contested with adequate reserves provided therefor;

(f)      Reservation of Shares. At all times have authorized, and reserved for the purpose of issuance, a sufficient number of shares of Common Stock to provide for the issuance of all of the Warrant Shares upon exercise of all of the Warrants issued under the SPA;

(g)      Use of Proceeds. Use the proceeds of the sale of the Notes and the Warrants solely for the purposes described in the Memorandum;

(h)      Notice of Known Events of Default. The Company shall furnish to the Investor Representative a notice of any occurrence of an Event of Default, and what action the Company is taking or proposes to take with respect thereto, promptly after such Event of Default becomes known to the Company; and

(i)      Further Assurances. The Company shall execute and deliver any and all such further documents and take any and all such other actions as may be reasonably necessary or appropriate to carry out the intent and purposes of this Note and to consummate the transactions contemplated herein.

 6.      Negative Covenants of the Company. So long as this Note remains outstanding and unpaid or unconverted it will not, nor will it permit any of its Subsidiaries, without the consent of the Investor Representative (such consent not to be unreasonably withheld), to:

(a)      Indebtedness for Borrowed Money. Except as otherwise permitted pursuant to Sections 6(g), (m) or (n), incur, or permit to exist, any Indebtedness for borrowed money during the period of twelve (12) months beginning on the Closing Date (except that this restriction shall not apply to Indebtedness in the form of deferred price payments with respect to North Borneo Gold Sdn Bhd), or in excess of an aggregate amount of CAD$75,000,000 at any time outstanding (including any amendments and restatements thereto or any extensions, renewals or replacements thereof) during the period beginning on the Closing Date and ending on the Maturity Date, except in the ordinary course of the Company’s business.

(b)      Loans; Investments. Lend or advance money, credit or property to or invest in (by capital contribution, loan, purchase or otherwise) any Person in excess of CAD$2,000,000 except: (i) investments in United States, Canadian, Australian, or New Zealand Government obligations, certificates of deposit of any banking institution with combined capital and surplus of at least USD$200,000,000, or short-term banking deposits in Vietnam; (ii) accounts receivable arising out of sales in the ordinary course of business; and (iii) intercompany loans between and among the Company and its Subsidiaries;

(c)      Dividends and Distributions. Pay dividends or make any other distribution on shares of the capital stock of the Company other than intercompany dividends, and distributions between and among the Company and its Subsidiaries;

(d)      Liens. Except as set forth on Schedule 6(d) hereto, shall not create, assume or permit to exist, any Lien on any Property now owned or hereafter acquired except (i) Liens in favor of the Holder; (ii) Liens granted to secure Indebtedness incurred within the limitations of Section 6(a) or 6(g) hereof; (iii) Liens incidental to the conduct of its business or the ownership of its property and assets which were not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than as permitted in Section 6(d)(ii) and which do not materially impair the use thereof in the operation of its business; (iv) Liens for taxes or other governmental charges which are not delinquent or which are being contested in good faith; and (v) purchase money Liens granted to secure the unpaid purchase price of any assets purchased within the limitations of Section 6(g) hereof;

(e)      Contingent Liabilities. Assume, endorse, be or become liable for or guarantee the obligations of any Person, contingently or otherwise, excluding however, the endorsement of negotiable instruments for deposit or collection in the ordinary course of business or guarantees of the Company made within the limitations of Section 6(a) hereof;

(f)      Sales of Receivables; Sale - Leasebacks. Sell, discount or otherwise dispose of notes, accounts receivable or other obligations owing to the Company, with or without recourse, except for the purpose of collection in the ordinary course of business; or sell any asset pursuant to an arrangement to thereafter lease such asset from the purchaser thereof;

(g)      Capital Expenditures; Capitalized Leases. Expend in the aggregate for the Company and all its Subsidiaries in excess of CAD$100,000,000 in any fiscal year for Capital Expenditures (as defined below). For purposes of the foregoing, Capital Expenditures shall include payments made on account of (i) Capitalized Leases (as defined below), (ii) purchase money Indebtedness, (iii) Indebtedness payable to an equipment manufacturer or supplier or affiliate thereof (including a finance company) incurred in connection with the acquisition of equipment or (iv) any deferred purchase price or any Indebtedness incurred to finance any such purchase price. “Capital Expenditures” shall mean for any period, the aggregate amount of all payments made by any Person directly or indirectly for the purpose of acquiring, constructing or maintaining fixed assets, real property or equipment which, in accordance with generally accepted accounting principles, would be added as a debit to the fixed asset account of such Person, including, without limitation, all amounts paid or payable with respect to Capitalized Lease Obligations and interest which are required to be capitalized in accordance with generally accepted accounting principles. “Capitalized Lease” shall mean any lease under which the obligations to pay rent or other amounts constitute Capitalized Lease Obligations. “Capitalized Lease Obligations” shall mean as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under generally accepted accounting principles and, for purposes of this Note, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with generally accepted accounting principles;

(h)      Nature of Business. Materially alter the nature of the Company’s business or otherwise engage in any business other than the business engaged in or proposed to be engaged in on the date of this Note;

(i)      Stock of Subsidiaries. Sell or otherwise dispose of any Subsidiary related to the Company’s interests in the Bong Mieu Gold Mining Company Limited or Phuoc Son Gold Company Limited;

(j)      Accounting Changes. Make, or permit any Subsidiary to make any change in their accounting treatment or financial reporting practices except as required or permitted by generally accepted accounting principles in effect from time to time or by law;

(k)      Merger or Sale.

(i)      The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, consolidate or merge with or into another Person, or sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole in one or more related transactions, to any other Person, unless (A) either the Company or such Subsidiary is the surviving corporation, or (B) the Person formed by or surviving any such consolidation or merger (if other than the Company or such Subsidiary) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made (1) assumes in writing all the obligations of the Company under the Notes and the other Transaction Documents and (2) causes to be delivered to each Holder of any Notes an opinion of nationally recognized independent counsel, or other independent counsel reasonably satisfactory to the Investor Representative, to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms and comply with the terms hereof, and (C) immediately after such transaction, no default or Event of Default exists.

The foregoing paragraph in this Section 6(k)(i) shall not apply to (x) a merger of the Company with an Affiliate with no material assets, liabilities or operations solely for the purpose of reincorporating the Company in another jurisdiction; or (y) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Subsidiaries; provided, however, that such consolidation or merger shall comply with subclauses (A) and (B) in the foregoing paragraph.

(ii)      Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company or any of its Subsidiaries permitted by Section 6(k)(i) hereof, the successor corporation formed by such consolidation or into or with which the Company or such Subsidiary is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, lease, conveyance or other disposition, the provisions of this Note referring to the “Company,” or to a “Subsidiary” shall refer instead to the successor corporation and not to the Company or such Subsidiary, as the case may be), may exercise every right and power of the Company or such Subsidiary under this Note with the same effect as if such successor Person had been named as the Company or a Subsidiary herein and shall be bound by every obligation and liability of the Company or such Subsidiary under this Note and the other Transaction Documents, however, that the predecessor Person shall not be relieved from the obligation to pay the principal of and interest on the Notes;

(l)      Transactions with Affiliates. Except for transactions contemplated by the Transaction Documents or as otherwise approved by the Board (including a majority of the independent directors then on the Board) or as disclosed in the SEC Reports or the Memorandum, the Company shall not, and shall cause its Subsidiaries not to enter into any transaction with any director, officer, employee or holder of more than five percent of the outstanding capital stock of any class or series of capital stock of the Company or any Subsidiary, member of the family of any such person, or any corporation, partnership, trust or other entity in which any such person is a director, officer, trustee, partner or holder of more than five percent of the outstanding capital stock thereof;

(m)      Hedging Arrangements. Become a party to any agreement relating to any swap, cap, floor, collar, option, forward, cross-right, or obligation or combination thereof or similar transaction with respect to interest rate, foreign exchange, currency, commodity, credit or equity risk, except to hedge risks in the ordinary course of business pursuant to risk management policies approved by the Company’s board of directors, but not for any speculative purpose;

(n)      North Borneo Mining Development. Incur, permit to exist, any Indebtedness with respect to North Borneo Gold Sdn Bhd not otherwise permitted pursuant to Sections 6(a), 6(g) or 6(m) hereof, except (i) Indebtedness in the ordinary course of business and (ii) with the consent of the Investor Representative additional Indebtedness for the development and acquisition of equity interests related to the North Borneo Gold Sdn Bhd, which Indebtedness may be secured (x) in accordance with Section 6(d) hereof or (y) as otherwise consented to by the Investor Representative, provided that in neither case shall the collateral for any such Indebtedness include the assets of Bong Mieu Gold Mining Company or Phuoc Son Gold Company Limited.

7.      Redemption. Redemption or other prepayment of the Notes may only be effected in accordance with this Section 7.

(a)      The Company has the right to redeem all or a portion of this Note at any time prior to the Maturity Date by providing at least 30 days’ written notice (the “Notice of Redemption”) to the Investor Representative (the date on which the Company exercises such early redemption right being referred to as an “Early Redemption Date”). In such event, the price payable on the applicable Early Redemption Date will be equal to (i) the Redemption Price (as defined below)(with the Maturity Gold Price (as defined below) being the average of the Gold Price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding the third (3rd) Business Day prior to the applicable Early Redemption Date subject to a minimum Maturity Gold Price of US$1,850), plus (ii) the lesser of twelve months of interest and the interest due on this Note over the remaining term to maturity, plus (iii) any accrued and unpaid interest.

(i)      The amount paid on redemption at the Maturity Date (the “Redemption Price”) will be calculated using the following formula:

A x (1 + 70% of (B – US$1,750))
                                 US$1,750

Where:

A = The principal amount of this Note outstanding

B = The Maturity Gold Price

US$1,750 = The Reference Gold Price

In this Note:

“Reference Gold Price” means US$1,750;

“Maturity Gold Price” means the average of the gold price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding the Maturity Reference Date subject to a minimum Maturity Gold Price of US$1,850.

“Maturity Reference Date” means May 1, 2015 (being three (3) Business Days prior to the Maturity Date).

(ii)      The Notice of Redemption shall state: (i) the redemption date; (ii) the Redemption Price; (iii) the portion (if less than all) of the outstanding principal amount of this Note the Company has elected to redeem; (iv) that this Note must be surrendered and delivered to the Company to collect the Redemption Price and the Sister Vesting Warrant (as defined below) must also be surrendered and delivered to the Company to collect the Redemption Price; and (iv) that, unless the Company defaults in making such redemption payment, interest on this Note (or, if the Company has elected to redeem only a portion of this Note, interest on the principal amount of this Note being redeemed) ceases to accrue on the redemption date. If the Company makes an election to redeem Notes pursuant to this Section 7(a), it must redeem a pro rata portion of Notes from all Holders of Notes and may not choose to redeem Notes only from a select group of Holders.

(iii)      Upon notice to the Holder that this Note (or any specified portion hereof) has been called for redemption, this Note (or such specified portion hereof) will become irrevocably due and payable on the redemption date at the Redemption Price, subject however to the surrender and delivery to the Company of this Note and the Sister Vesting Warrant. A notice of redemption may not be conditional.

(iv)      Upon surrender of this Note that is redeemed in part, the Company will deliver to the Holder, at the Company’s expense, a new note in the same form of this Note equal in principal to the unredeemed portion of the redeemed Note. If this Note is redeemed pursuant to Section 7(a) only in part, and not in full, then within five (5) Business Days following the redemption date (or, as soon as practicable after the surrender and delivery of this Note and the Sister Vesting Warrant to the Company) the Company shall issue and provide to the Holder a new Vesting Warrant that is substantially in the form of the Sister Vesting Warrant that has been surrendered and delivered to the Company as provided above except that it shall have been amended to provide that it shall thereafter be exercisable for only the Applicable Portion of the Warrant Shares with respect to which the Sister Vesting Warrant was exercisable immediately prior to such surrender and delivery. If this Note is redeemed in full, then the Vesting Warrant that has been surrendered and delivered to the Company as provided above shall be cancelled and shall no longer be of any force or effect. As used in this Note, “Applicable Portion” means a fraction equal to one (1) minus the portion (specified as a fraction) of this Note that is redeemed, under the circumstances, and “Sister Vesting Warrant” means: (for example, if this Note was originally issued as part of the Offering (any such Note, an “Original Issue Note”)) the Vesting Warrant that was originally issued as part of the Unit of which this Note was a part; or (if this Note was not originally issued as part of the Offering but was issued upon any partial conversion or redemption of an Original Issue Note (or series of partial conversions and/or redemptions of an Original Issue Note) the new Replacement Vesting Warrant that was issued to the Holder with this Note as a consequence of the partial conversion or redemption of a predecessor Note or a Note that was referred to therein as a “Replacement Note.”

(b)      Holder’s Right to Require Redemption.

(i)      The Holder may, upon notice provided to the Company no later than March 6, 2015, receive on the Maturity Date in lieu of the Redemption Price in cash, the equivalent value in gold in specie. In such event, the quantity of gold to be delivered will be calculated by dividing the Redemption Price by the Maturity Gold Price.

(ii)      The Holder may, at its option, require the Company to redeem this Note or any portion of the outstanding principal and interest due on this Note at any time or in part from time to time, upon ten (10) days’ prior written notice to the Company, at a redemption price, payable in cash, equal to one hundred and eight percent (108%) of the principal amount of this Note then outstanding (or of the principal portion hereof the Holder has required the Company to redeem), together with accrued but unpaid interest on the portion (which may be all) of the principal amount being redeemed, upon any of the following events:

(A)      a Fundamental Transaction of the Company (which is defined as (A) combination or merger (including a merger in which the Company is the surviving entity), (B) sale or other disposition of all or substantially all of the Company’s assets or distribution of property to shareholders (other than distributions payable out of earnings or retained earnings), or reclassification, change or conversion of the outstanding securities of the Company or of any reorganization of the Company or any similar corporate reorganization on or after the date hereof;

(B)      a Change of Control; or

(C)      the liquidation, dissolution or wind-up of the affairs of the Company or any Significant Subsidiary (as defined in Rule 405 of the Securities Act).

For purposes of this Section 8, “Change of Control” means the occurrence after the date hereof of any of: (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 50% of the voting securities of the Company (other than by means of the exercise of the Warrants), (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the stockholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the Company or the successor entity of such transaction; (c) the Company sells or transfers all or substantially all of its assets to another Person and the stockholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the acquiring entity immediately after the transaction; (d) a replacement at one time or within a three-year period of more than one-half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the Board of Directors on the initial Closing Date (or by those individuals who are serving as members of the Board of Directors on any date whose nomination to the Board of Directors was approved by a majority of the members of the Board of Directors who are members on the initial Closing Date); or (e) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

(iii)      The redemption notice shall set forth: (i) the redemption date; (ii) the redemption price; (iii) the portion (if less than all) of the outstanding principal amount of this Note the Company is being required to redeem; (iv) the reason under Section 7(b)(i) above why redemption is available, (v) that this Note (together with the Sister Vesting Warrant) is being surrendered to the Company to collect the redemption price; and (iv) that, unless the Company defaults in making such redemption payment, interest on this Note (or the portion thereof called for redemption) ceases to accrue on the redemption date.

(iv)      Upon such notice by the Holder to the Company that this Note (or any specified portion hereof) is required to be redeemed, this Note (or such specified portion hereof) will become irrevocably due and payable on the redemption date at the redemption price, subject, however, to the delivery and surrender to the Company of this Note and the Sister Vesting Warrant. A notice of redemption may not be conditional.

(v)      Upon surrender of this Note that is redeemed in part, the Company will deliver to the Holder, at the Holder’s expense, a new note in the same form of this Note equal in principal to the unredeemed portion of the redeemed Note.

(vi)      Payment of this Note (or the applicable portion hereof) pursuant to any redemption pursuant to this Section 7(b) shall be conditioned upon the Holder having surrendered and delivered to the Company this Note and the Sister Vesting Warrant. If this Note is redeemed pursuant to this Section 7(b) only in part, and not in full, then within five (5) Business Days following the redemption date (or, if later, the surrender and delivery of this Note and the Sister Vesting Warrant to the Company) the Company shall issue and provide to the Holder a new Vesting Warrant that is substantially in the form of the Sister Vesting Warrant that has been surrendered and delivered to the Company as provided above except that it shall have been amended to provide that it shall thereafter be exercisable for only the Applicable Portion of the Warrant Shares with respect to which the Sister Vesting Warrant was exercisable immediately prior to such surrender and delivery. If this Note is redeemed in full, then the Vesting Warrant that has been surrendered and delivered to the Company as provided above shall be cancelled and shall no longer be of any force or effect.

8.      Holder Not Deemed a Stockholder. No Holder, as such, of this Note shall be entitled to vote or receive dividends or be deemed the holder of shares of the Company for any purpose, nor shall anything contained in this Note be construed to confer upon the Holder any of the rights at law of a stockholder.

9.      Mutilated, Destroyed, Lost or Stolen Notes. In case this Note shall become mutilated or defaced, or be destroyed, lost or stolen, the Company shall, at the Holder’s expense, execute and deliver a new note of like principal amount in exchange and substitution for the mutilated or defaced Note, or in lieu of and in substitution for the destroyed, lost or stolen Note.

In the case of a mutilated or defaced Note, the Holder shall surrender such Note to the Company. In the case of any destroyed, lost or stolen Note, the Holder shall furnish to the Company: (i) evidence to its satisfaction of the destruction, loss or theft of such Note and (ii) such security or indemnity as may be reasonably required by the Company to hold the Company harmless.

10.      Waiver of Demand, Presentment, etc. The Company hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, bringing of suit and diligence in taking any action to collect amounts called for hereunder and shall be directly and primarily liable for the payment of all sums owing and to be owing hereunder, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder. The Company agrees that, in the event of an Event of Default, to reimburse the Holder for all reasonable costs and expenses (including reasonable legal fees of one counsel for all holders of the Notes) incurred in connection with the enforcement and collection of this Note.

11.      Payment. All payments with respect to this Note shall be made in lawful money of Canada, at the address of the registered Holder as of the date hereof or as designated in writing by the Holder from time to time. The receipt by the Holder of immediately available funds shall constitute a payment of Principal and interest hereunder and shall satisfy and discharge the liability for principal and interest on this Note to the extent of the sum represented by such payment. Payment shall be credited first to the accrued interest then due and payable and the remainder applied to Principal. The Company shall bear sole responsibility for any costs or fees in connection with all payments with respect to this Note, including but not limited to wire transfer fees, bank check fees, and escrow agent fees.

12.      Assignment. The rights and obligations of the Company and the Holder of this Note shall be binding upon, and inure to the benefit of, the successors and permitted assigns of the parties hereto. The Holder may not assign, pledge or otherwise transfer this Note or any interest therein without the prior written consent of the Company. Interest and principal are payable only to the registered Holder of this Note on the books and records of the Company.

13.      Waiver and Amendment. Any provision of this Note, including, without limitation, the due date hereof, and the observance of any term hereof, may be amended, waived or modified (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Investor Representative (and without any requirement of any vote or the consent of the Investors who will be bound by any action taken by the Investor Representative even if such Investor does not agree with such action and even if neither such Investor nor Investors holding more than fifty percent (50%) of aggregate principal amount of the Notes outstanding have consented to such action.).

14.      Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if given in accordance with the provisions of Section 9.2 of the SPA.

15.      Governing Law, Consent to Jurisdiction, Appointment of Agent for Service of Process, etc.

(a)      This Note shall be construed in accordance with and governed by the laws of the State of New York (without reference to conflicts of laws principles that would call for the application of the laws of any other jurisdiction), except as otherwise required by mandatory provisions of law.

(b)      The Company irrevocably and unconditionally submits, to the fullest extent permitted by applicable law, for itself and its property, to the nonexclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court for the Southern District of New York, and any relevant appellate court, in any action or proceeding arising out of or relating to any Transaction Document to which it is a party, or for recognition or enforcement of any judgment, and each party hereto irrevocably and unconditionally agrees, to the fullest extent permitted by applicable law, that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. Each party hereto agrees, to the fullest extent permitted by applicable law, that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in any Transaction Document shall affect any right that the Investor Representative may otherwise have to bring any action or proceeding relating to any Transaction Document against the Company or its properties in the courts of any jurisdiction.

(c)      The Company irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Note in any court referred to in subsection (b) of this Section. The Company hereto irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of any such suit, action or proceeding in any such court.

(d)      The Company irrevocably consents, to the fullest extent permitted by applicable law, to service of process in the manner provided for notices in Section 14 hereof. Nothing in any Transaction Document will affect the right of any party hereto to serve process in any other manner permitted by law.

(e)      THE COMPANY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT TO WHICH IT IS A PARTY OR ANY TRANSACTION CONTEMPLATED THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). THE COMPANY CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER.

(f)      The Company hereby irrevocably designates, appoints, authorizes and empowers as its agent for service of process United Corporate Services, Inc., at its offices currently located at 10 Bank Street, Suite 560, White Plains, New York 10606 (the “Process Agent”), to accept and acknowledge for and on behalf of the Company service of any and all process, notices or other documents that may be served in any suit, action or proceeding relating hereto in any New York State or Federal court sitting in the State of New York. With respect to the Company, such designation and appointment shall be irrevocable until all of the Transaction Documents have terminated or the obligations under this Note have been fully satisfied and discharged. The Company covenants and agrees that it shall take any and all reasonable action, including the execution and filing of any and all documents, that may be necessary to continue the foregoing designations and appointments in full force and effect and to cause the Process Agent to continue to act in such capacity. The Company consents to process being served in any suit, action or proceeding by serving a copy thereof upon the Process Agent, and to its counsels as provided in Section 9.2 of the SPA. Without prejudice to the foregoing, the Holders and the Investor Representative agree that to the extent lawful and possible, written notice of said service upon the Process Agent and its counsels as provided in Section 9.2 of the SPA shall also be mailed both by registered or certified airmail, postage prepaid, return receipt requested, and by regular first-class mail, to the Company, at its address specified in or pursuant to Section 16 of this Note or to any other address of which the Company shall have given written notice to the Person giving such notice. The Company agrees that such service (i) shall, to the fullest extent permitted by applicable law, be deemed in every respect effective service of process upon itself in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to itself. Nothing in this Section shall affect the right of the Investor Representative to serve process in any manner permitted by law, or limit any right that the Investor Representative may otherwise have to bring proceedings against the Company in the courts of any jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

16.      Severability. In case any one or more of the provisions of this Note shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Note shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Note.

17.      Headings. Section headings in this Note are for convenience only, and shall not be used in the construction of this Note.

18.      Cumulative Rights. All agreements, warranties, guaranties, indemnities and other undertakings of the Company under the Transaction Documents are cumulative and not in derogation of each other. The rights and remedies of the Holder and the Investor Representative are cumulative, may be exercised at any time and from time to time, concurrently or in any order, and are not exclusive of any other rights or remedies available by agreement, by law, at equity or otherwise. All such rights and remedies shall continue in full force and effect until the termination of all of the Transaction Documents or the obligations under this Note have been fully satisfied and discharged.

19.      Rank. The Notes are subordinated in right of principal and interest to all senior secured debt of the Company and the Notes rank pari passu with one another, in accordance with their terms without discrimination, preference or priority and, except to the extent prescribed by law, with all other present and future unsecured indebtedness of the Company and ranking senior to other indebtedness that is by its terms expressly subordinated to the Notes.

20.      Binding Nature. By accepting the benefit of this Note, the Holder (and its agents and the Investor Representative) hereby agree to be bound by any terms of this Note applicable to them.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Note to be issued as of the date first above written.

OLYMPUS PACIFIC MINERALS INC.

By:    ________________________________________________
          Name:
          Title:

Acknowledgment
_______________acknowledges receipt of the 8% Unsecured Redeemable Gold-Linked Note due May 6, 2015, which amends and restates the 8% Unsecured Convertible Redeemable Note Dated May 6, 2011.

By: ________________________________

Printed Name: ________________________

Title: _______________________________

Date: _______________________________

ASSIGNMENT FORM

TO:   OLYMPUS PACIFIC MINERALS INC.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ___________________(name), __________________________________________(address), US$______principal amount of 8% Unsecured Redeemable Gold-Linked Notes (“Notes”) of Olympus Pacific Minerals Inc. (the “Company”) registered in the name of the undersigned on the records of the Company represented by the within certificate and irrevocably appoints _____________________________________the attorney of the undersigned to transfer the said securities on the books or register with full power of substitution.

DATED this ________day of, __________________, 20 ____.

(Witness)	(Signature of Registered Note Holder)

(Print name of Registered Note Holder)

Signature of transferor guaranteed by:

Authorized Signature Number: _________________________

Instructions:

1.	Signature of Holder must be the signature of the person appearing on the face of the Notes.

2.

If the transfer of Notes is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Company.

Note:

The signature to this transfer form must correspond with the name as recorded on the certificate(s) in every particular without alteration or enlargement or any change whatsoever. The signature of the person executing this transfer form must be guaranteed by a Chartered Bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

Schedule 6(d)

Permitted Liens

None.

Exhibit B

Solicitation Agent Agreement

SOLICITATION AGENT AGREEMENT

November 6, 2012

Ladies and Gentlemen:

1.      The Consent Solicitation. Olympus Pacific Minerals, Inc., a Canadian corporation (together with its subsidiaries, “Olympus Pacific”) proposes to engage you to solicit (the “Solicitation”) consents (the “Consents”) from the holders (each, a “Holder” and, collectively, the “Holders”) of its (1) 8% Senior Secured Redeemable Gold Delivery Promissory Notes Due May 31, 2013 (the “Gold Loan Notes”), (2) 9% Unsecured Convertible Redeemable Notes due March 26, 2014 (the “2014 Notes”), and (3) 8% Unsecured Convertible Redeemable Notes Due May 6, 2015 (the “2015 Notes” and together with the Gold Loan Notes and the 2014 Notes, the “Notes”). The Solicitation will be on the terms and subject to the conditions to be set forth in a Consent Solicitation Statement (as amended, supplemented, modified or extended from time to time, and with all attachments thereto, including the consent form for holders and the beneficial holder consent form, the “Statement”) to be prepared by Olympus Pacific, which shall form a part of this Solicitation Agent Agreement (as amended, supplemented or modified from time to time, this “Agreement”). The Statement will seek the approval of the Holders to make the amendments described in the Statement, including, without limitation, eliminating the conversion rights of the Holders of the 2014 and 2015 Notes, modifying the interest rate of the 2014 Notes, providing for a gold price participation arrangement for the 2014 and 2015 Notes, eliminating the security interest under the Gold Loan Notes, adjusting maturity dates and effectuating the other amendments contained in Schedule A of the Statement (the “Proposed Amendments”). If the Consent Condition (as defined in the Statement) is satisfied or waived by Olympus Pacific, Olympus Pacific and the Investor Representative for the Notes will enter into and effectuate the Proposed Amendments as they relate only to those Holders who have provided their consent. The Notes were not registered with the Securities and Exchange Commission (the “Commission”) and the Solicitation shall be structured to be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) and applicable Canadian securities laws, as well as from the requirements of Rule 13e-4 and Section 14D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.      Incorporation by Reference of Engagement Agreement. Olympus Pacific appointed (with its successors and assigns,) as its exclusive solicitation agent (herein referred to as “you” or the “Solicitation Agent”) pursuant to that certain engagement letter, dated October 17, 2012, between Olympus Pacific and you (the “Engagement Letter”) and authorized you to act as such in connection with the Solicitation. The Engagement Letter, including all of its terms, provisions, agreements and conditions, is hereby incorporated into this Agreement by reference as if all of the provisions of the Engagement Letter were stated in this Agreement and agreed upon herein.

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3.      The Consent Solicitation Material. You are authorized to use copies of the Statement (once approved in writing as being in final form by you and Olympus Pacific) in connection with the Solicitation. The disclosure contained in the Statement is the sole responsibility of Olympus Pacific.

You hereby agree, as Solicitation Agent, that you will not disseminate any written material for or in connection with the solicitation and delivery of Consents pursuant to the Solicitation other than the Statement without the prior written approval of Olympus Pacific.

Olympus Pacific and you will agree regarding any amendment or supplement to the Statement and preparation or approval of any other materials for use in connection with the Solicitation (the “Other Materials”). If, at any time, any event will have occurred as a result of which the Statement as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or would make it necessary to correct any material statement in any earlier communication with respect to the Solicitation, Olympus Pacific will notify you and prepare an amended Statement or a supplement to the Statement which will correct such statement or omission. Olympus Pacific will advise you promptly if any information previously provided becomes inaccurate in any material respect.

Olympus Pacific agrees that none of the parts constituting the Statement will be filed with the Commission or any other federal, state, local or foreign governmental or regulatory authorities or any court, other than the filing of the Statement on Form CB and Form 6-K with the Commission, and in Canada as a material change report if deemed necessary by Olympus Pacific, without first obtaining your prior approval, which approval shall not be unreasonably withheld or delayed. In the event that (i) Olympus Pacific uses or permits the use of the Statement or any Other Materials in connection with the Solicitation or files any such material with the Commission or any other agency without your prior approval, or (ii) Olympus Pacific shall have breached in any material respect any of the representations or warranties, or failed to perform in any material respect its obligations, under this Agreement, then you shall be entitled to withdraw as Solicitation Agent in connection with the Solicitation without any liability or penalty to you or any Indemnified Person (as defined in the Engagement Letter) and you shall remain entitled to the indemnification provided for herein and in the Engagement Letter and to receive the payment of the fees, if any, and your expenses payable under this Agreement which have accrued to the date of such withdrawal promptly after such date.

4.      Representations and Warranties of Olympus Pacific. Olympus Pacific represents and warrants to you that:

(a)      Olympus Pacific and each of its subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither Olympus Pacific nor any of its subsidiaries is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of Olympus Pacific and each of its subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not have a material adverse effect on the business, properties, financial position, results of operations or prospects of Olympus Pacific and its subsidiaries taken as a whole.

(b)      Olympus Pacific has the power and authority to take and prior to completion of the Solicitation will have taken all necessary action to authorize (i) the Solicitation, the other transactions contemplated by this Agreement and the Statement, (ii) the execution, delivery and performance of this Agreement and the Proposed Amendments, and this Agreement has been duly executed and delivered on behalf of Olympus Pacific and, assuming due authorization, execution and delivery of this Agreement by you, is a legal, valid and binding obligation of Olympus Pacific enforceable against Olympus Pacific in accordance with its terms, except that the enforceability hereof may be limited by (x) bankruptcy, insolvency, reorganization, moratorium and other laws now or hereafter in effect relating to creditors’ rights generally and (y) general principles of equity.

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(c)      The Solicitation, the other transactions contemplated by this Agreement or the Statement, and the execution, delivery and performance of this Agreement and the Proposed Amendments and all related agreements by Olympus Pacific, comply and will comply in all material respects with all applicable requirements of federal, state, local and Canadian federal or provincial law, including any applicable regulations of the Commission and any Canadian governmental or regulatory authorities (each an “Other Agency” and collectively the “Other Agencies”), and all applicable judgments, orders or decrees; and no consent, authorization, approval, order, exemption, registration, qualification or other action of, or filing with or notice to, the Commission or any Other Agency is required in connection with the execution, delivery and performance of this Agreement and the Proposed Amendments or any related agreement by Olympus Pacific, the making or consummation by Olympus Pacific of the Solicitation, or the consummation of the other transactions contemplated by this Agreement or the Statement except where the failure to make such consent, authorization, approval, order, exemption, registration, qualification or other action or filing or notification would not adversely affect the ability of Olympus Pacific to execute, deliver and perform this Agreement and the Proposed Amendments and such related agreements, as applicable, and to commence and consummate the Solicitation and such other transactions in accordance with their respective terms.

(d)      The Solicitation, the other transactions contemplated by this Agreement or the Statement, and the execution, delivery and performance of this Agreement, the Proposed Amendments and all related agreements by Olympus Pacific do not and will not (i) conflict with or result in a violation of any of the provisions of the governing documents of Olympus Pacific or any of its subsidiaries, (ii) conflict with or violate in any material respect any federal, state, local or Canadian federal or provincial law, rule, regulation, order, judgment or decree applicable to Olympus Pacific or any of its subsidiaries or by which any property or asset of Olympus Pacific or any of its subsidiaries is bound or, upon the occurrence of a contingency, may be bound or (iii) result in a breach of any of the material terms or provisions of, or constitute a default (with or without due notice, lapse of time or both) under, the documents governing the Notes or any loan, credit agreement, indenture, mortgage, note or other agreement or instrument to which Olympus Pacific or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or, upon the occurrence of a contingency may be bound, except in each case where such conflict, violation, breach or default would not adversely affect the ability of Olympus Pacific to execute, deliver and perform this Agreement and the Proposed Amendments and such related agreements, as applicable, and to commence and consummate the Solicitation and such other transactions in accordance with their respective terms.

(e)      Since the date of the latest financial statements of Olympus Pacific that were filed with the Commission, and except as disclosed by Olympus Pacific on Form 6-K with the Commission, there has been no material adverse change, nor any development or event that would reasonably be expected to result in a material adverse change, in the operations, assets, condition (financial or otherwise) or prospects of Olympus Pacific and its subsidiaries taken as a whole.

(f)      Each of the representations and warranties set forth in this Agreement will be true and correct on and as of the date on which the Solicitation is commenced and on and as of the date on which Statement is first distributed to Holders of the Notes and through the last date on which any Consents are delivered pursuant to the Solicitation.

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(g)      There is no action, suit, proceeding, inquiry or investigation pending or, to the knowledge of Olympus Pacific, threatened in writing against or affecting Olympus Pacific before or brought by any court or other governmental authority or arbitration board or tribunal that seeks to restrain, enjoin, prevent the consummation of or otherwise questions the validity or legality of the transactions contemplated by this Agreement and the Statement and no order preventing or suspending the use of the Statement or Other Materials has been issued by the Commission or any Other Agency.

(h)      The Statement and Other Materials do not contain and will not contain, as of the date of the execution of the Proposed Amendments, any untrue statement of a material fact, and does not omit, and will not omit, as of the date of the execution of the Proposed Amendments, to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading.

5.      Representations and Warranties of the Solicitation Agent.

(a)      You acknowledge that the Solicitation has not been registered under the Securities Act and may be conducted within the United States only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws of any state, territory or possession of the United States.

(b)      In conducting the Solicitation, you shall comply with all applicable United States broker-dealer requirements.

(c)      The Solicitation shall be conducted in compliance with Rule 4(a)(2) (formerly, Section 4(2)) of the Securities Act and Rule 506 thereunder.

(d)      Each consenting Holder of a Note shall be an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act.

(e)      In connection with Solicitation, no form of general solicitation or general advertising (each as used under Rule 502(c) of Regulation D under the Securities Act) has been or will be used.

(f)      On the expiration date of the Solicitation, there shall have been delivered to Olympus Pacific by you, a certificate reaffirming the representations set forth in this Section 5.

6.      Notification of Certain Events. Olympus Pacific shall advise you promptly of (i) the occurrence of any event which could cause Olympus Pacific to withdraw, rescind, modify or terminate the Solicitation or the other transactions contemplated by this Agreement or the Statement and (ii) the occurrence of any event, or the discovery of any fact, the occurrence or existence of which Olympus Pacific believes would cause the Statement to contain a material misstatement or omission or would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect .

7.      Indemnification. In accordance with Section 2 of this Agreement, the indemnification provisions of Schedule C of the Engagement Letter are incorporated by reference herein and shall apply to this Agreement and, without limiting the generality of the foregoing, Olympus Pacific shall indemnify you and the Indemnified Parties (as defined in the Engagement Letter) in accordance with such Schedule C for any losses, claims, damages and liabilities (or actions, including shareholder actions, in respect thereof) arising as a result of the services being provided by you to Olympus Pacific under this Agreement or as a result of any breach by Olympus Pacific of any representation, warranty, covenant or agreement contained in this Agreement, and if the indemnification provided for in this Agreement is for any reason held unenforceable, Olympus Pacific agrees to contribute to the losses, claims, damages and liabilities for which such indemnification is unenforceable as and to the same extent specified in Schedule C to the Engagement Letter.

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8.      Conditions to Obligations of the Solicitation Agent. The obligation of the Solicitation Agent to act as a Solicitation Agent hereunder shall at all times be subject, in its discretion, to the conditions that:

(a)      All representations and warranties of Olympus Pacific contained herein or in any certificate or writing delivered hereunder at all times during the Solicitation shall be true and correct in all material respects.

(b)      Olympus Pacific at all times during the Solicitation shall have performed, in all material respects, all of its obligations hereunder required as of such time to have been performed by it.

(c)      Counsel for Olympus Pacific shall have delivered to the Solicitation Agent one or more opinions as of the date that the Proposed Amendments are effectuated, covering the following matters:

(i)      Olympus Pacific Minerals, Inc. is validly existing as a corporation and in good standing under the laws of its jurisdiction of incorporation and has the corporate power and authority to conduct its business as described in the Statement and Other Materials and is duly qualified to do business in each jurisdiction in which it owns or leases any material real property or in which it conducts any material operations. Olympus Pacific Minerals, Inc has all necessary corporate power and authority to execute and deliver this Agreement and the Proposed Amendments and perform its obligations hereunder and thereunder and to consummate the Solicitation in accordance with its terms.

(ii)      Olympus Pacific Minerals, Inc. has duly taken all necessary corporate action to authorize the making and consummation of the Solicitation and the execution, delivery and performance by Olympus Pacific of this Agreement and the Proposed Amendments.

(iii)      This Agreement has been duly executed and delivered by Olympus Pacific, and assuming the due authorization, execution and delivery of this Agreement by the Solicitation Agent, this Agreement constitutes a legal, valid and binding obligation of Olympus Pacific, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(iv)      The Proposed Amendments have been duly executed and delivered by Olympus Pacific Minerals, Inc, and assuming the due authorization, execution and delivery of the Proposed Amendments by the Investor Representative, the Proposed Amendments will constitute a legal, valid and binding obligation of Olympus Pacific Minerals, Inc, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

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(v)      The making and consummation of the Solicitation and the execution, delivery and performance by Olympus Pacific of this Agreement and the Proposed Amendments do not and will not conflict with, or result in a breach or violation of, or constitute a default under, any of the provisions of (I) the transaction documents governing the Notes, and (II) the articles of incorporation or bylaws (or similar organizational documents) of Olympus Pacific, or (III) the documents governing the Notes or any loan, credit agreement, indenture, mortgage, note or other agreement or instrument to which Olympus Pacific or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets is bound or, upon the occurrence of a contingency may be bound.

(vi)      Except for required filings that have been made or will be made within prescribed time periods, no consent, approval, authorization, order of, or registration, qualification or filing with, any court or regulatory authority or governmental agency or instrumentality is or will be required of Olympus Pacific Minerals, Inc under Canadian corporate or United States federal law or regulation in connection with the making and consummation of the Solicitation or the execution and delivery of this Agreement or the Proposed Amendments, provided that no opinion is being delivered as to the application of United States state or federal tender offer rules.

(d)      No stop order, restraining order or injunction has been issued by the Commission or any court, and no litigation shall have been commenced or threatened before the Commission or any court, with respect to (i) the making or the consummation of the Solicitation, (ii) the execution, delivery or performance by Olympus Pacific of this Agreement or the Proposed Amendments or (iii) any of the transactions in connection with, or contemplated by, the Solicitation Documents, which, in the case of any of the foregoing clauses (i), (ii) or (iii), the Solicitation Agent or its legal counsel in good faith believes makes it inadvisable for the Solicitation Agent to continue to render services pursuant hereto and it shall not have otherwise become unlawful under any law or regulation, federal, state or local, for the Solicitation Agent so to act, or continue so to act, as the case may be.

(e)      On the expiration date of the Solicitation, there shall have been delivered to the Solicitation Agent, on behalf of Olympus Pacific, a certificate of the Chief Executive Officer and the Chief Financial Officer of Olympus Pacific, dated as of such date, and stating that the representations and warranties set forth in Section 4 hereof are true and accurate as if made on such date.

(f)      Olympus Pacific shall have advised the Solicitation Agent promptly of (i) the occurrence of any event which could cause Olympus Pacific to withdraw, rescind or terminate the Solicitation, (ii) the occurrence of any event, or the discovery of any fact, the occurrence or existence of which it believes would make it necessary or advisable to make any change in the Statement or Other Materials being used or would cause any representation or warranty contained in this Agreement to be untrue or inaccurate, (iii) any proposal by Olympus Pacific or requirement to make, amend or supplement the Statement or Other Materials or any filing in connection with the Solicitation pursuant to federal securities laws or any applicable law, rule or regulation, (iv) its awareness of the issuance by any regulatory authority of any comment or order or the taking of any other action concerning the Solicitation (and, if in writing, will have furnished the Solicitation Agent with a copy thereof), (v) its awareness of any material developments in connection with the Solicitation, including, without limitation, the commencement of any lawsuit relating to the Solicitation and (vi) any other information relating to the Solicitation, the Statement or Other Materials or this Agreement which the Solicitation Agent may from time to time reasonably request.

9.      Termination. In accordance with Section 2 of this Agreement, this Agreement shall terminate as specified in the Engagement Letter; it being understood that Sections 4, 6, 8, and 9 through 18 (inclusive) hereof shall survive any termination of this Agreement.

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10.      Notices. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be given (and shall be deemed to have been given upon receipt) by delivery in person, by telecopy, by overnight courier service, or by registered or certified mail (postage prepaid, return receipt requested) to the applicable party at the addresses specified in the Engagement Letter.

11.      Consent to Jurisdiction; Service of Process. Olympus Pacific and the Solicitation Agent each hereby (a) submits to the jurisdiction of any New York State or Federal court sitting in the City of New York with respect to any actions and proceedings arising out of or relating to this Agreement, (b) agrees that all claims with respect to such actions or proceedings may be heard and determined in such New York State or Federal court, (c) waives the defense of an inconvenient forum, (d) agrees not to commence any action or proceeding relating to this Agreement other than in a New York State or Federal court sitting in the City of New York and (e) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

12.      Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

13.      Amendment. This Agreement may not be amended except in writing signed by each of Olympus Pacific and the Solicitation Agent. Any such amendment will bind all parties in interest, including all Indemnified Persons, without notice to or consent from any such parties in interest.

14.      Governing Law. THE VALIDITY AND INTERPRETATION OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

15.      Waiver of Jury Trial. OLYMPUS PACIFIC AND THE SOLICITATION AGENT EACH HEREBY AGREES TO WAIVE ANY RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM OR ACTION ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE SOLICITATION).

16.      Counterparts; Severability. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Olympus Pacific and the Solicitation Agent each hereby agrees to be bound by signatures transmitted via facsimile or email. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

17.      Parties in Interest. This Agreement, including rights to indemnity and contribution hereunder, shall be binding upon and inure solely to the benefit of each party hereto, any Indemnified Persons and their respective successors, heirs and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

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18.      Assignment. This Agreement shall not be assignable, in whole or in part, directly or indirectly, by either Olympus Pacific or the Solicitation Agent without the prior written consent of the other, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void.

19.      Independent Contractor. You shall act hereunder as an independent contractor and shall not be deemed the agent or fiduciary of Olympus Pacific or any of its affiliates, equity holders or creditors or of any other person, and all of your duties pursuant to this Agreement shall be owed solely to Olympus Pacific.

[Signatures Follow.]

SCHEDULE B – SUMMARY OF PROPOSED AMENDMENTS TO GOLD LOAN NOTES

Proposed Amendments:

Subject to the minimum acceptance condition, the Company and Euro Pacific propose to amend the terms of the US$9,360,000 of 8% Senior Secured Redeemable Gold Delivery Promissory Notes due May 31, 2013 (the “Gold Loan Notes”). The Gold Loan Notes, after giving effect to the proposed amendments (such amended notes being referred to as the “Amended Notes”), will have the terms described below. The Amendments will be effected only in respect of holders of Gold Loan Notes (“Gold Loan Noteholders”) who provide their irrevocable consent in writing for part or all of their holding of Gold Loan Notes on or before 5 p.m. (New York City time) on November 19, 2012.

Offer acceptance final:	Written consent to the Amendments provided by a Gold Loan Noteholder for part or all of their Gold Loan Notes will be deemed to be final and irrevocable.
Consent Deadline:	5 p.m. (New York City time) on November 19, 2012
Effective Date:	November 21, 2012
Amended Notes:	The Amended Notes will be classified as 8% Unsecured Redeemable Gold-Linked Notes due May 6, 2015 which entitle the holders thereof to the Gold Price Participation Arrangement (as defined below).
Principal Amount:

The principal amount of the Amended Notes will reflect the value accrued to date for the remaining deliveries due under the Gold Loan Notes. The principal amount of Amended Notes to be held by any Gold Loan Noteholder will be equal to the number of ounces of gold the Gold Loan Noteholder is entitled to receive pursuant to the terms of their Gold Loan Notes multiplied by the Reference Gold Price (as defined below), subject to a maximum principal amount in the event that all Gold Loan Noteholders consent of US$13,650,000 (being the 7,800 ounces of gold required to be delivered under the Gold Loan Notes multiplied by the Reference Gold Price of US$1,750).

Interest:	8% per annum interest on the outstanding principal amount of the Amended Notes up to the Maturity Date. Interest to be paid semi- annually on May 31 and November 30.

Gold Price Participation Arrangement:

Holders of Amended Notes will be entitled to participate (the “Gold Price Participation Arrangement”) in any increase in the gold price from the Effective Date to the Maturity Date via an increase in the redemption price paid on the Maturity Date based on the prevailing gold price at the Maturity Date (discussed further below).

The amount paid on redemption at the Maturity Date (the “Redemption Price”) will be calculated using the following formula:
A x (1 + 70% of (B – US$1,750))
US$1,750
Where:
A = The principal amount of Amended Notes outstanding
B = The Maturity Gold Price
US$1,750 = The Reference Gold Price
In this offer:
“Reference Gold Price” means US$1,750;

“Maturity Gold Price” means the average of the gold price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding the Maturity Reference Date subject to a minimum Maturity Gold Price of US$1,850.

“Maturity Reference Date” means May 1, 2015 (being three business days prior to the May 6, 2015 Maturity Date).
Maturity Date:	May 6, 2015
Investor Representative:
Company Redemption Right:

The Company will have the right to redeem all or a portion of the Amended Notes at any time prior to the Maturity Date by providing at least 30 days’ notice to Euro Pacific (the date on which the Company exercises such early redemption right being referred to as an “Early Redemption Date”). In such event, the price payable on the applicable Early Redemption Date will be equal to (i) the Redemption Price (with the Maturity Gold Price being the average of the Gold Price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding the third business day prior to the applicable Early Redemption Date subject to a minimum Maturity Gold Price of US$1,850, plus (ii) the lesser of twelve months of interest and the interest due on the Amended Notes over the remaining term to maturity, plus (iii) any accrued and unpaid interest.

Noteholder Redemption Right:

Gold Loan Noteholders whose notes are amended will receive a right to redeem their notes on May 31, 2013 (the “Noteholder Redemption Right”) by providing at least 30 days’ notice to the Company. Such redemption notice will also specify whether the holder elects to receive the redemption proceeds in gold in specie or in cash. Holders who exercise such redemption right will receive redemption proceeds equal to: (i) that number of ounces as such holder would have been entitled to had their note not been amended (the “Ounce Entitlement”) if they elect to receive gold in specie, or the Ounce Entitlement multiplied by the average of the Gold Price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding May 28, 2013 (being three business days prior to the May 31, 2013 redemption date)), plus (ii) any accrued and unpaid interest.

Redemption in specie:	Holders of Amended Notes will have the option upon notice provided to the Company no later than March 6, 2015, to receive on the Maturity Date in lieu of the Redemption Price in cash, the equivalent value in gold in specie. In such event, the quantity of gold to be delivered will be calculated by dividing the Redemption Price by the Maturity Gold Price.
Example Redemption Amounts:	Appendix A to this Schedule B provides a series of examples indicating the Redemption Price payable based on a wide range of example Maturity Gold Prices assuming a holding of US$100,000 of Amended Notes.
Convertibility	The Amended Notes will not be convertible into, or exchangeable for, any securities of the Company.
Security:	The Amended Notes will be unsecured.
Ranking:	The Amended Notes will be subordinated in right of payment of principal and interest to all senior secured debt of the Company and will rank pari passu with any other unsecured debt.
Payment and Delivery Mechanics:	Unchanged.
Warrants related to Notes:	The warrants issued in connection with the Gold Loan Notes remain unchanged. No new warrants will be issued on the Effective Date.
Covenants & EODs:	Unchanged except that the Amended Notes will be unsecured whereas the Gold Loan Notes were secured.
Governing Law:	Unchanged.
Closing Conditions:	The completion of the transactions contemplated herein will be subject to conditions which are customary for transactions of this nature, including the following:
• approval by the board of directors, and, if necessary, the shareholders of the Company;
• approval by each stock exchange upon which the Company’s securities are listed for trading and the approval of any other necessary governmental authorities or agencies;
• execution of definitive documentation for the transaction, in form and substance satisfactory to the Company, Euro Pacific and their respective legal counsel; and
•

holders holding not less than 15% of the aggregate principal amount of Gold Loan Notes, 9% Unsecured Convertible Redeemable Notes due March 26, 2014 and 8% Unsecured Convertible Redeemable Notes due May 6, 2015 providing their consent to the Amendments.

Corporate Finance Fee and Expenses

Investor Representative will be paid a corporate finance fee on the Effective Date equal to 2% of the principal amount of Gold Loan Notes that are amended; provided that no fee will be payable to Investor Representative unless the minimum acceptance condition is achieved, and in respect of any notes held by [  ] Investor Representative expenses in connection with the proposed Amendments will be borne by the Company, including Investor Representative’s reasonable out-of-pocket expenses and legal expenses up to a maximum, collectively, of US$40,000 (plus taxes and disbursements). All fees and expenses of Investor Representative within the aforementioned limit shall be payable by the Company on the Effective Date if invoices are furnished or within 21 days upon the Company receiving an invoice.

APPENDIX A

EXAMPLE MATURITY PAYOUTS

Fixed Gold Price/oz			$1,750
Investor upside			70%
Multiple factor for $100K principal on the convertible			57.1429
Use if gold <1,850 at maturity on May 6, 2015			$1,850

Gold 20-day avg price on May 6, 2015	$900	$1,100	$1,300	$1,500	$1,700	$1,900	$2,100	$2,300	$2,500	$2,700	$2,900	$3,100
Maturity Gold Price	$1,850	$1,850	$1,850	$1,850	$1,850	$1,900	$2,100	$2,300	$2,500	$2,700	$2,900	$3,100
Principal back to investor	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
Total upside on gold	$5,714	$5,714	$5,714	$5,714	$5,714	$8,571	$20,000	$31,429	$42,857	$54,286	$65,714	$77,143
Investor's 70% portion of gain	$4,000	$4,000	$4,000	$4,000	$4,000	$6,000	$14,000	$22,000	$30,000	$38,000	$46,000	$54,000
Total proceeds for investors	$104,000	$104,000	$104,000	$104,000	$104,000	$106,000	$114,000	$122,000	$130,000	$138,000	$146,000	$154,000

SCHEDULE C – SUMMARY OF PROPOSED AMENDMENTS TO 2014 NOTES AND 2015 NOTES

Proposed Amendments:

Subject to the minimum acceptance condition, the Company and Euro Pacific propose to amend the terms of the CAD$10,676,355 of 9% Unsecured Convertible Redeemable Notes due March 26, 2014 (the “2014 Notes) and the US$14,600,000 of 8% Unsecured Convertible Redeemable Notes due May 6, 2015 (the “2015 Notes” and together with the 2014 Notes, the “Original Notes”). The Original Notes, after giving effect to the proposed amendments (such amended notes being referred to as the “Amended Notes”), will have the terms described below. The Amendments will be effected only in respect of holders of Original Notes (“Original Noteholders”) who provide their irrevocable consent in writing for part or all of their holding of Original Notes on or before 5 p.m. (New York City time) on November 19, 2012.

Offer acceptance final:	Written consent to the Amendments provided by an Original Noteholder for part or all of their Original Notes will be deemed to be final and irrevocable.
Consent Deadline:	5 p.m. (New York City time) on November 19, 2012
Effective Date:	November 21, 2012
Amended Notes:	The Amended Notes will be classified as 8% Unsecured Redeemable Gold-Linked Notes due May 6, 2015 which entitle the holders thereof to the Gold Price Participation Arrangement (as defined below).
Interest:	8% per annum interest on the outstanding principal amount of the Amended Notes up to the Maturity Date. Interest to be paid semi- annually on May 31 and November 30.
Interest on the 2014 Notes:	Interest on the 2014 Notes will be paid at the rate of 9% from the date of the last interest payment date under such notes until the Effective Date and at 8% thereafter.

Gold Price Participation Arrangement:

Holders of Amended Notes will be entitled to participate (the “Gold Price Participation Arrangement”) in any increase in the gold price from the Effective Date to the Maturity Date via an increase in the redemption price paid on the Maturity Date based on the prevailing gold price at the Maturity Date (discussed further below).

The amount paid on redemption at the Maturity Date (the “Redemption Price”) will be calculated using the following formula:
A x (1 + 70% of (B – US$1,750))
US$1,750
Where:
A = The principal amount of Amended Notes outstanding
B = The Maturity Gold Price
US$1,750 = The Reference Gold Price
In this offer:
“Reference Gold Price” means US$1,750;

“Maturity Gold Price” means the average of the gold price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding the Maturity Reference Date subject to a minimum Maturity Gold Price of US$1,850.

“Maturity Reference Date” means May 1, 2015 (being three business days prior to the May 6, 2015 Maturity Date).
Maturity Date:	May 6, 2015
Investor Representative:
Company Redemption Right:

The Company will have the right to redeem all or a portion of the Amended Notes at any time prior to the Maturity Date by providing at least 30 days’ notice to Euro Pacific (the date on which the Company exercises such early redemption right being referred to as an “Early Redemption Date”). In such event, the price payable on the applicable Early Redemption Date will be equal to (i) the Redemption Price (with the Maturity Gold Price being the average of the Gold Price per ounce at the London P.M. fixing price for the twenty trading days immediately preceding the third business day prior to the applicable Early Redemption Date subject to a minimum Maturity Gold Price of US$1,850), plus (ii) the lesser of twelve months of interest and the interest due on the Amended Notes over the remaining term to maturity, plus (iii) any accrued and unpaid interest.

Redemption in specie:

Holders of Amended Notes will have the option upon notice provided to the Company no later than March 6, 2015, to receive on the Maturity Date in lieu of the Redemption Price in cash, the equivalent value in gold in specie. In such event, the quantity of gold to be delivered will be calculated by dividing the Redemption Price by the Maturity Gold Price.

Example Redemption Amounts:	Appendix A to this Schedule C provides a series of examples indicating the Redemption Price payable based on a wide range of example Maturity Gold Prices assuming a holding of US$100,000 of Amended Notes.

Exchange Rate for 2014 Notes:

As the 2014 Notes are denominated in Canadian dollars, the exchange rate to be used will be the noon exchange rate quoted by the Bank of Canada applicable to US dollars to Canadian dollars transactions on the business day immediately prior to the Maturity Date or, if applicable, the Early Redemption Date.

Convertibility	The Amended Notes will not be convertible into, or exchangeable for, any securities of the Company.
Security:	The Amended Notes will be unsecured.
Ranking:	The Amended Notes will be subordinated in right of payment of principal and interest to all senior secured debt of the Company and will rank pari passu with any other unsecured debt.
Payment and Delivery Mechanics:	Unchanged as compared to the applicable Original Notes being redeemed by the Original Noteholder.
Warrants related to Notes:	The warrants issued in connection with the Original Notes remain unchanged. No new warrants will be issued on the Effective Date.
Covenants & EODs:	Unchanged as compared to the applicable Original Notes being redeemed by the Original Noteholder.
Governing Law:	Unchanged as compared to the applicable Original Notes being redeemed by the Original Noteholder.
Closing Conditions:	The completion of the transactions contemplated herein will be subject to conditions which are customary for transactions of this nature, including the following:
• approval by the board of directors, and, if necessary, the shareholders of the Company;
• approval by each stock exchange upon which the Company’s securities are listed for trading and the approval of any other necessary governmental authorities or agencies;
• execution of definitive documentation for the transaction, in form and substance satisfactory to the Company, Euro Pacific and their respective legal counsel; and
•

holders holding not less than 15% of the aggregate principal amount of Original Notes and US$9,360,000 of 8% Senior Secured Redeemable Gold Delivery Promissory Notes due May 31, 2013 providing their consent to the Amendments.

Corporate Finance Fee and Expenses

Investor Representative will be paid a corporate finance fee on the Effective Date equal to 2% of the principal amount of Original Notes that are amended; provided that no fee will be payable to Investor Representative unless the minimum acceptance condition is achieved, and in respect of any notes held by [  ] Investor Representative’s expenses in connection with the proposed Amendments will be borne by the Company, including Investor Representative’s reasonable out-of-pocket expenses and legal expenses up to a maximum, collectively, of US$40,000 (plus taxes and disbursements). All fees and expenses of Investor Representative within the aforementioned limit shall be payable by the Company on the Effective Date if invoices are furnished or within 21 days upon the Company receiving an invoice.

APPENDIX A

EXAMPLE MATURITY PAYOUTS

Fixed Gold Price/oz			$1,750
Investor upside			70%
Multiple factor for $100K principal on the convertible			57.1429
Use if gold <1,850 at maturity on May 6, 2015			$1,850

Gold 20-day avg price on May 6, 2015	$900	$1,100	$1,300	$1,500	$1,700	$1,900	$2,100	$2,300	$2,500	$2,700	$2,900	$3,100
Maturity Gold Price	$1,850	$1,850	$1,850	$1,850	$1,850	$1,900	$2,100	$2,300	$2,500	$2,700	$2,900	$3,100
Principal back to investor	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000	$100,000
Total upside on gold	$5,714	$5,714	$5,714	$5,714	$5,714	$8,571	$20,000	$31,429	$42,857	$54,286	$65,714	$77,143
Investor's 70% portion of gain	$4,000	$4,000	$4,000	$4,000	$4,000	$6,000	$14,000	$22,000	$30,000	$38,000	$46,000	$54,000
Total proceeds for investors	$104,000	$104,000	$104,000	$104,000	$104,000	$106,000	$114,000	$122,000	$130,000	$138,000	$146,000	$154,000

Signed facsimile copies of the Letter of Consent, properly completed and duly executed, will be accepted. The Letter of Consent and any other required documents should be sent or delivered by each Holder to the Solicitation Agent at its address set forth below. Requests for assistance or additional copies of this Statement or the Letter of Consent may be directed to the Solicitation Agent at its telephone numbers and address listed below. Questions concerning the terms of the Consent Solicitation may be directed to the Solicitation Agent at its telephone numbers listed below.

The Solicitation Agent for the Solicitation is:

LETTER OF CONSENT AND INDEMNITY
OLYMPUS PACIFIC MINERALS, INC.
November 6, 2012

Solicitation of
Consents to the Amendments of the Following Outstanding Notes:

8% Senior Secured Redeemable Gold Delivery Promissory Notes
Due May 31, 2013 (“Gold Loan Notes”)

9% Unsecured Convertible Redeemable Notes due March 26, 2014 (“2014 Notes”)
8% Unsecured Convertible Redeemable Notes Due May 6, 2015 (“2015 Notes”)

**Please complete this form according to the instructions on the reverse side.**
DESCRIPTION OF NOTES AND AUTHORIZATION
Name(s) and Address(es) of Registered Holder(s)	Principal Amount of Gold Loan Notes With Respect to
Which Consent Is Giv $ __________________

Principal Amount of 2014 Notes With Respect to Which
Consent Is Given $ __________________

Principal Amount of 2015 Notes With Respect to Which
Consent Is Given $ __________________

OWNER AUTHORIZATION; INDEMNITY — SIGNATURE

The undersigned hereby consents to the Proposed Amendments described in the Consent Solicitation Statement of Olympus Pacific Minerals, Inc. (the “Company”) dated November 6, 2012. The undersigned hereby represents and warrants that the undersigned has full power and authority to execute the Consent contained herein. The undersigned will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to perfect the undersigned’s Consent or evidence such power and authority.

The undersigned acknowledges that the undersigned will receive amended and restated note certificate(s) (the “Amended Certificates”) that reflect the modifications to the Notes resulting from the Proposed Amendments. The Amended Certificates will replace the original note certificate(s) (“Original Certificates”) that theretofor had represented the Notes. On the Effective Date the Original Certificates will become void and will be superseded in their entirety by the Amended Certificates. The undersigned represents to the Company and the Solicitation Agent that the undersigned has not endorsed or assigned the Original Certificates, and, to the best of the undersigned’s knowledge, the Origi- nal Certificates have not been endorsed or assigned on behalf of the undersigned, by any other person or entity. The undersigned further rep- resents, warrants and agrees that neither the Original Certificates nor any interest therein have been or will be sold, assigned, transferred, endorsed, deposited under any agreement, hypothecated, pledged for any bank or brokerage loan or otherwise, or disposed of in any manner by the undersigned; the undersigned has not signed any power of attorney, stock power or other assignment or authorization respecting the Original Certificates which is now outstanding or in force. The foregoing representation is without prejudice to the undersigned’s ability to transfer or otherwise dispose of the Amended Certificates. The undersigned and its assigns, shall at all times indemnify and hold harmless the Company, its directors, officers, employees or agents and any person acting on behalf of or at the request of the Company, including Investor Representative, together with any successors and assigns of any of the foregoing, from and against any and all claims, actions and suits, whether groundless or otherwise, and from and against any and all losses, damages, judg- ments, costs, counsel fees, expenses and liabilities whatsoever, which any of such indemnities at any time shall or may sustain or incur (a) by reason of any claim which may be made in respect of the Original Certificates, and (b) by reason of payment for or transfer, exchange or de- livery of the Original Certificates.

Signature(s):

1. _________________________________________	1. _________________________________________
Name & Capacity (please print)
2. _________________________________________
2. _________________________________________
Name & Capacity (please print)
Date: _________________________________________

INSTRUCTIONS

This Consent is governed by the terms and conditions set forth in the Consent Solicitation Statement.

1.	DESCRIPTION OF NOTES. Complete the table above by providing the indicated information with respect to the Notes for which Consents are being given.

2.

SIGN AND DATE THE CONSENT FORM. This Consent must be executed by the registered Holder(s) in exactly the same manner as the name(s) of such Holder(s) appear(s) on the Notes. If Notes to which this Consent relates are held of record by two or more joint Holders, all such Holders must sign this Consent. If a Holder has securities registered differently on separate cer- tificates, separate Consent forms should be submitted for each different registration of certifi- cates. This Consent must be executed by Holders of record as of the Record Date (Tuesday, October 30, 2012).

3.

EVIDENCE OF AUTHORITY. If this Consent is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or repre- sentative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to the Company of such person’s authority to so act.

4.

DELIVERY OF CONSENT. Delivery of this consent should be made to the Solicitation Agent by registered or certified mail, overnight courier, hand delivery, facsimile or email of a portable document file (.pdf) to:

The method you use to deliver this Consent is at your option and risk. If delivery is by mail, you may want to use insured registered mail. In order to be effective, this Consent must be received by 5:00 p.m. New York City Time on November 19, 2012.

5.

REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions relating to this Con- sent or the terms and conditions of the Solicitation may be directed to the Solicitation Agent. Questions regarding the instructions for completion of the Consent and for additional copies of the Consent Solicitation Statement and this Letter of Consent may also be directed to the Solicita- tion Agent whose addresses and telephone numbers are set forth above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Olympus Minerals Inc. concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process Olympus Minerals Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 6, 2012.

Olympus Minerals Inc.

By:   /s/ Jeffrey Klam
Name: Jeffrey Klam
Title: General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Report on Form 20-F/A for the six month transitional year ended June 30, 2012 (previously filed on October 1, 2012)

99.2	Press Release